DWS Investment Management Americas, Inc.

100 Summer Street

Boston, MA 02110

January 20, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Kalkidan Ezra

Re:	Post-Effective Amendment No. 522 to the Registration Statement on Form N-1A of Xtrackers Europe Defense Technologies ETF (the “Fund”), a series of DBX ETF Trust (the “Trust”) (Reg. Nos. 333-170122; 811-22487)

Dear Ms. Ezra,

This letter is submitted on behalf of the Fund in response to comments of the Staff of the Securities and Exchange Commission (“SEC”) regarding the above-referenced Post-Effective Amendment (the “Amendment”), which comments were received via telephone on December 30, 2025. The Amendment was filed on behalf of the Fund on November 5, 2025, with an effective date of January 20, 2026. Subsequently, the Registrant filed Post-Effective Amendment No. 525 on January 15, 2026, establishing a new effective date of January 27, 2026.

The Staff’s comments are restated below, followed by the Fund’s responses. For the Staff’s reference, a marked copy of the Fund’s Prospectus is included as Attachment A to this letter. The marked copy of the Prospectus shows changes from the Amendment, including changes made in response to the Staff’s comments.

1.	Comment: Please file the Fund’s response on EDGAR as a correspondence at least five business days before the effective date.

Response: This response is being filed at least five business days before the effective date as requested.

2.	Comment: Please reflect any disclosure changes in the correspondence filing or, alternatively, please send redlines via email that show all disclosure changes between the Fund’s 485(a) filing and 485(b) filing.

Response: A redlined copy of the Fund’s prospectus showing all disclosure changes between the Fund’s 485(a) and 485(b) filing was provided to the Staff by email on January 20, 2026.

3.	Comment: Comments on disclosure in one section of the registration statement apply to similar disclosures throughout the registration statement and should be updated accordingly.

Response: The Registrant acknowledges this comment and has made changes throughout the registration statement as applicable.

4.	Comment: Please provide a completed fee table and example prior to effectiveness.

Response: The Fund’s completed fee table and example were provided to the Staff by email on January 20, 2026.

5.	Comment: Regarding “Principal Investment Strategies”, please explain, supplementally, whether “50-25” in the index name is a reference to the number of holdings in the index. If so, note that the number of fund holdings, in normal circumstances, should be consistent with the index name.

Response: The term “50-25” in the name of the Underlying Index does not refer to the number of securities included in the index. It is a reference to the selection criteria used in constructing the index.

6.	Comment: Under “Principal Investment Strategies,” it is stated that the “Underlying Index and the Parent Index are calculated and maintained by STOXX Ltd.”. Please clarify supplementally that the index is rules-based.

Response: Note that the Underlying Index is a rules-based index.

7.	Comment: Under the “Underlying Index – Eligible Universe and Constituent Selection” section, what does the Fund mean by “aggregated revenue exposure”? Is it a numerical threshold or percentage threshold? Please explain the cut-off used by the index and provide 2 edge case examples of a company that would, and a company that would not, meet the criteria. Additionally, please provide more information about the process that the Index Provider uses to evaluate patent citations. To the extent that certain key technologies are not patented, please consider the need for risk disclosure addressing gaps in industry coverage based on the index construction.

Response: The Underlying Index screens for companies that have at least 25% of revenue exposure in the cybersecurity, space and defense sectors. The aggregated revenue exposure is the total percentage of revenues generated from these three sectors. An example of a company that would meet the criteria is Rheinmetall AG while a company that would not meet the criteria would be secunet Security Networks AG.

The Index Provider evaluates patent citations using data provided by EconSight, a Switzerland-based business consultant with extensive experience evaluating companies’ use of technology. Using data, the Index Provider assesses a company’s patent exposure by looking at patent quality (a product of the number of patent citations and the countries covered by the patent) as well as patent specialization (the number of active patents a company holds associated with the technologies covered by the index divided by the total number of active patents the company holds). Using these two metrics – patent quality and patent specialization – the Index Provider identifies companies it believes demonstrate technological innovation in the defense, cybersecurity and space sectors. We have modified the prospectus to add disclosure that companies can be excluded from the Underlying Index if they do not hold patents on technologies they provide.

8.	Comment: Under the “Underlying Index – Eligible Universe and Constituent Selection” section, regarding the statement “Constituent companies must also comply with certain industry classification

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and liquidity criteria”, please, supplementally, explain what “certain industry classifications” are by providing an example.

Response: The Underlying Index identifies specific Industry Classification Benchmark (“ICB”) industry classifications that are excluded from the Underlying Index. Those classifications are listed in the prospectus as the health care, financials, real estate, consumer discretionary and consumer staples sectors.

9.	Comment: Under “The Fund’s Investment Strategy,” the disclosure notes that “securities selected are expected to have, in the aggregate, investment characteristics (based on factors such as market capitalization and industry weightings), fundamental characteristics (such as return variability and yield), and liquidity measures similar to those of the Underlying Index.” Supplementally, explain what occurs when securities selected do not have, in the aggregate, investment characteristics (based on factors such as market capitalization and industry weightings), fundamental characteristics (such as return variability and yield), and liquidity measures similar to those of the Underlying Index.

Response: The Fund expects to track the Underlying Index using a full replication indexing strategy when possible. However, as stated in the Fund’s prospectus, if it is not possible at times for the Fund to use a full replication indexing strategy to replicate the Underlying Index, the Fund will instead hold a representative sampling indexing strategy to track the Underlying Index. Using a representative sampling indexing strategy, portfolio management chooses to purchase securities that have, in the aggregate, features that are similar to the securities included in the Underlying Index. Portfolio management monitors holdings and makes adjustments as necessary to maintain a representative sampling of the Underlying Index.

10.	Comment: Please disclose the countries, market cap ranges, and sectors that the Underlying Index will have significant exposure to. If that level of specificity is not possible, you may specify the continent(s) rather than the countries.

Response: Disclosure regarding the countries and sectors that the Underlying Index currently has significant exposure to has been added to the prospectus, together with market cap ranges.

11.	Comment: Under the “MAIN RISKS” section, please consider including Index Provider risk.

Response: We have reviewed our risk disclosure and have determined that an existing risk, “Index-related risk,” provides disclosure that might otherwise appear under an “Index Provider risk” heading.

12.	Comment: In the “MAIN RISKS” section, “Stock market risk” notes “To the extent that the fund invests in a particular geographic region, capitalization or sector, the fund’s performance may be affected by the general performance of that region, capitalization or sector.” Since the Fund’s name contains the word “Europe”, which is a geographic region, please tailor a sentence in “Stock market risk” to reflect the geographic focus discussed in the investment strategies discussion and in the Fund’s name.

Response: While “Stock market risk” refers in general terms to the risks inherent in focusing investment in one country or region, the prospectus also includes “Geographic focus risk” and “European investment risk.” We respectfully decline to add specific European risk disclosure to “Stock market risk,” but we have changed the order of risks to make European investment risk more prominent.

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13.	Comment: The Fund included risks related to investing in France, the United Kingdom, and Germany in Item 9 but not Item 4. Please consider adding this risk disclosure to Item 4.

Response: It is our practice to add risk disclosure regarding investments in specific countries to Item 4 when 25% or more of the Underlying Index is represented by a country. For country exposure that is significant but not at the 25% level we include country specific risk in Item 9 only. Based on information we have on the current Underlying Index composition, we have included risk of investing in France in Item 9 only. However, since the United Kingdom currently represents more than 25% of the Underlying Index, we have included risk of investing in the United Kingdom in both Item 4 and Item 9.

14.	Comment: Please consider including a sector risk and including “Defense and aerospace companies risk” and “Cybersecurity companies risk” as bullet points.

Response: Note that our practice with respect to sector risks is to include a risk called “Focus risk” to describe the general risks of investing in one or a few sectors, followed by individual risks factors for the relevant industries or sectors. The prospectus includes “Focus risk,” “Defense and Aerospace companies risk” and “Cybersecurity companies risk.” We respectfully decline to move the industry-specific risks to be part of “Focus risk” or a “Sector risk.”

If you have any questions regarding any of the foregoing or require additional information, please call me at (617) 295-3681 (office phone) or, alternatively, please email me at laura.mccollum@dws.com.

Sincerely yours,

/s/Laura McCollum

Laura McCollum

Senior Legal Counsel

DWS Investment Management Americas, Inc.

cc: John Marten, Vedder Price P.C.

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ATTACHMENT A

Prospectus
January 27, 2026

Xtrackers Europe Defense Technologies ETF
NASDAQ: XDEF
The Securities and Exchange Commission (“SEC”) has not approved or disapproved these securities or passed upon the adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

Your investment in the fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency, entity or person.

Xtrackers Europe Defense Technologies ETF

Ticker: XDEF	Stock Exchange: NASDAQ
Investment Objective
The fund seeks investment results that correspond generally to the performance, before fees and expenses, of the STOXX Europe Total Market Defence, Space and Cybersecurity Innovation 50-25 Index.
Fees and Expenses
These are the fees and expenses that you will pay when you buy, hold and sell shares. You may also pay other fees, such as brokerage commissions and other fees to financial intermediaries on the purchase and sale of shares of the fund, which are not reflected in the table and example below.
ANNUAL FUND OPERATING EXPENSES
(expenses that you pay each year as a % of the value of your investment)
Management fee	0.35
Other Expenses[1]	None
Total annual fund operating expenses	0.35
1Because the fund is new, “Other Expenses” are based on estimated amounts for the current fiscal year.
EXAMPLE
This Example is intended to help you compare the cost of investing in the fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the fund for the time periods indicated and then sell all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the fund's operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of shares of the fund. It also does not include the transaction fees on purchases and redemptions of Creation Units (defined herein), because those fees will not be imposed on retail investors. Although your actual costs may be higher or lower, based on these assumptions your costs would be:
1 Year	3 Years
$36	$113
PORTFOLIO TURNOVER
The fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover may indicate higher transaction costs and may mean higher taxes if you are investing in a taxable account. These costs are not reflected in annual fund operating expenses or in the expense example, and can affect the fund’s performance.
Since the fund is newly offered, portfolio turnover information is not available.
Principal Investment Strategies
The fund, using a “passive” or indexing investment approach, seeks investment results that correspond generally to the performance, before fees and expenses, of the STOXX Europe Total Market Defence, Space and Cybersecurity Innovation 50-25 Index (“Underlying Index”). The Underlying Index seeks to capture the performance of European listed equity securities with established revenue and/or patent exposures to the defense, space and cybersecurity sectors (the “Themes”). The Underlying Index is based on the STOXX Europe Total Market Index (the “Parent Index”), which includes large, medium and small-capitalization companies from 17 Western European countries. The Underlying Index is a free float-adjusted market capitalization weighted index and constituent weights are capped such that the sum of all constituent weights above 4.5% does not exceed 45% of the Underlying Index, and no single constituent weight exceeds 8% of the Underlying Index. The Underlying Index and the Parent Index are calculated and maintained by STOXX Ltd. (“Index Provider” or “STOXX”).
Prospectus January 27, 2026	1	Xtrackers Europe Defense Technologies ETF

Underlying Index – Eligible Universe and Constituent Selection
The Underlying Index’s eligible universe consists of all of the companies in the Parent Index, which represents the Western Europe region as a whole and covers approximately 95% of the region’s free float market capitalization across 17 Western European countries: Austria, Belgium, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, Norway, Poland, Portugal, Spain, Sweden, Switzerland and the United Kingdom. Constituents from the Parent Index that pass either of the following thematic criteria are eligible for inclusion in the Underlying Index (the “Thematic Selection”):
■
RBICS (Revere Business Industry Classifications System) Sector Selection: Companies are evaluated based on their aggregated revenue exposure from the sectors comprising the Themes.
■
Innovators Selection Based on Patents: Companies are also evaluated on the number of active, high quality (determined by reference to citations and countries covered) patents that are held for various technologies as classified into the following sub-themes: military, drones, cybersecurity and aero-mobility.
Using patent data as a factor in selecting companies to include in the Underlying Index may result in certain companies in the defense, cybersecurity and space industries to be excluded from the Underlying Index because such companies lack patents on their technologies. The Index Provider seeks to identify companies in the industries that demonstrate a commitment to innovation.
Constituent companies must also comply with certain industry classification and liquidity criteria. The Underlying Index excludes companies that are classified as belonging to any of the following sectors: health care, financials, real estate, consumer discretionary and consumer staples. The remaining companies are subjected to additional screening based on their average daily traded value (“ADTV”) over 1-month and 6-months periods. Only companies with an ADTV of at least 1 million EUR in both periods are included.
Underlying Index – Weighting of Constituent Securities
Companies selected for the Underlying Index are weighted by their free float market capitalization with the weight of each constituent being capped such that the sum of all constituent weights above 4.5% does not exceed 45% of the Underlying Index, and no single constituent weight exceeds 8% of the Underlying Index. Any excess weight is redistributed to the rest of the Underlying Index’s constituents that are not already subject to capping under the above rules, pro-rata to their current weights. If the number of constituents is not sufficient to fulfill the capping requirements, the Underlying Index is equal-weighted.
An intra-quarter recapping will be triggered if the largest constituent company exceeds 25% of the Underlying Index or the sum of all constituent weights above 5% exceeds 50% of the Underlying Index. In such case, the Underlying Index is recapped such that no single constituent weight exceeds 22.5% of the Underlying Index and the sum of all constituent weights above 4.5% does not exceed 45% of the Underlying Index. Any excess weight is redistributed as described above.
Underlying Index – Maintenance
The Underlying Index’s list of eligible securities is reviewed annually in June and re-weighted, as necessary, in accordance with its capping requirements at least quarterly in March, June, September and December.
The Fund’s Investment Strategy
The fund uses a full replication indexing strategy to seek to track the Underlying Index. As such, the fund invests directly in the component securities of the Underlying Index in substantially the same weightings in which they are represented in the Underlying Index. If it is not possible for the fund to acquire component securities due to limited availability or regulatory restrictions, the fund may use a representative sampling indexing strategy to seek to track the Underlying Index instead of a full replication indexing strategy. “Representative sampling” is an indexing strategy that involves investing in a representative sample of securities that collectively has an investment profile similar to the Underlying Index. The securities selected are expected to have, in the aggregate, investment characteristics (based on factors such as market capitalization and industry weightings), fundamental characteristics (such as return variability and yield), and liquidity measures similar to those of the Underlying Index. The fund may or may not hold all of the securities in the Underlying Index when using a representative sampling indexing strategy.
Under normal circumstances, the fund will invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in component securities (including depositary receipts in respect of such securities) of the Underlying Index. The fund will concentrate its investments (i.e., hold 25% or more of its total assets) in a particular industry or group of industries to the extent that its Underlying Index is concentrated. The fund may invest in depositary receipts, including American depositary receipts (“ADRs”), European depositary receipts (“EDRs”) and global depositary receipts (“GDRs”).
As of November 30, 2025, the Underlying Index consisted of 28 securities, with an average market capitalization of approximately $5.32 billion and a minimum market capitalization of approximately $252.94 million, from issuers in the following countries (as indicated by country of domicile): Denmark, France, Germany, Italy, Luxembourg, Norway, Spain, Sweden, and the United Kingdom. As of
Prospectus January 27, 2026

Xtrackers Europe Defense Technologies ETF

November 30, 2025, a significant percentage of the Underlying Index was comprised of securities of issuers from the United Kingdom and France. As of November 30, 2025, a significant percentage of the Underlying Index was comprised of issuers in the aerospace and defense sector. The fund’s exposure to particular countries or sectors may change over time to correspond to changes in the Underlying Index.
While the fund is currently classified as “non-diversified” under the Investment Company Act of 1940, Investment Company Act of 1940, as amended (the “1940 Act”) it may operate as or become classified as “diversified” over time.
As more fully described under “Underlying Index – Weighting of Constituent Securities” and “Underlying Index – Maintenance,” the Underlying Index is reviewed annually in June and re-weighted, as necessary, in accordance with its capping requirements at least quarterly in March, June, September and December. The fund changes its portfolio in accordance with the Underlying Index, and, therefore, any changes to the Underlying Index’s review and re-weighting schedules will result in corresponding changes to the fund’s schedule of portfolio changes. Any changes made to the Underlying Index in between scheduled reviews or re-weightings (e.g., in the event of a corporate action) will also result in corresponding changes to the fund’s portfolio.
The Underlying Index is calculated and maintained by STOXX, Zug, Switzerland. The fund is neither sponsored nor promoted, distributed or in any other manner supported by STOXX, Deutsche Börse Group or their licensors, research partners or data providers. STOXX is an indirect subsidiary of Deutsche Börse Group.
Derivatives. The fund may invest in derivatives, which are financial instruments whose performance is derived, at least in part, from the performance of an underlying asset, security or index. In particular, portfolio management may use futures contracts, stock index futures, options on futures, swap contracts and other types of derivatives in seeking performance that corresponds to the Underlying Index and will not use such instruments for speculative purposes.
Securities lending. The fund may lend securities (up to one-third of total assets) to approved institutions, such as registered broker-dealers, pooled investment vehicles, banks and other financial institutions. In connection with such loans, the fund receives liquid collateral in an amount that is based on the type and value of the securities being lent, with riskier securities generally requiring higher levels of collateral.
Main Risks
As with any investment, you could lose all or part of your investment in the fund, and the fund’s performance could trail that of other investments. The fund is subject to the main risks noted below, any of which may adversely affect the fund’s net asset value (“NAV”), trading price, yield, total return and ability to meet its investment objective, as well as other risks that are described in greater detail in the section of this Prospectus entitled “Additional Information About Fund Strategies, Underlying Index Information and Risks” and in the Statement of Additional Information (“SAI”). An investment in the fund is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.
Stock market risk. When stock prices fall, you should expect the value of your investment to fall as well. Stock prices can be hurt by poor management on the part of the stock’s issuer, shrinking product demand and other business risks. These may affect single companies as well as groups of companies. The market as a whole may not favor the types of investments the fund makes, which could adversely affect a stock’s price, regardless of how well the company performs, or the fund’s ability to sell a stock at an attractive price. There is a chance that stock prices overall will decline because stock markets tend to move in cycles, with periods of rising and falling prices. Events in the US and global financial markets, including actions taken by the US Federal Reserve or foreign central banks to stimulate or stabilize economic growth, may at times result in unusually high market volatility which could negatively affect performance. High market volatility may also result from significant shifts in momentum of one or more specific stocks due to unusual increases or decreases in trading activity. Momentum can change quickly, and securities subject to shifts in momentum may be more volatile than the market as a whole and returns on such securities may drop precipitously. To the extent that the fund invests in a particular geographic region, capitalization or sector, the fund’s performance may be affected by the general performance of that region, capitalization or sector.
Geographic focus risk. Focusing investments in a single country or few countries, or regions, involves increased political, regulatory and other risks. Market swings in such a targeted country, countries or regions are likely to have a greater effect on fund performance than they would in a more geographically diversified fund.
European investment risk. European financial markets have experienced volatility in recent years and have been adversely affected by concerns about economic downturns, credit rating downgrades, rising government debt level and possible default on or restructuring of government debt in several European countries. A default or debt restructuring by any European country would adversely impact holders of that country’s debt, and sellers of credit default swaps linked to that country’s creditworthiness. Most countries in Western Europe are members of the European Union (EU), which faces issues involving its membership, structure, procedures and policies.
Prospectus January 27, 2026

Xtrackers Europe Defense Technologies ETF

European countries are also significantly affected by fiscal and monetary controls implemented by the European Economic and Monetary Union (EMU), and it is possible that the timing and substance of these controls may not address the needs of all EMU member countries. Investing in euro-denominated securities also risks exposure to a currency that may not fully reflect the strengths and weaknesses of the disparate economies that comprise Europe. There is continued concern over member state-level support for the euro, which could lead to certain countries leaving the EMU, the implementation of currency controls, or potentially the dissolution of the euro. The dissolution of the euro could have significant negative effects on European financial markets.
Market disruption risk. Economies and financial markets throughout the world have become increasingly interconnected, which has increased the likelihood that events or conditions in one country or region will adversely impact markets or issuers in other countries or regions. This includes reliance on global supply chains that are susceptible to disruptions resulting from, among other things, war and other armed conflicts, tariffs, extreme weather events, and natural disasters. Such supply chain disruptions can lead to, and have led to, economic and market disruptions that have far-reaching effects on financial markets worldwide. The value of the fund’s investments may be negatively affected by adverse changes in overall economic or market conditions, such as the level of economic activity and productivity, unemployment and labor force participation rates, inflation or deflation (and expectations for inflation or deflation), interest rates, demand and supply for particular products or resources including labor, debt levels and credit ratings, and trade policies, among other factors. Such adverse conditions may contribute to an overall economic contraction across entire economies or markets, which may negatively impact the profitability of issuers operating in those economies or markets. In addition, geopolitical and other globally interconnected occurrences, including war and other armed conflicts, terrorism, economic uncertainty or financial crises, contagion, tariffs and trade disputes, government debt crises (including defaults or downgrades) or uncertainty about government debt payments, government shutdowns, public health crises, natural disasters, supply chain disruptions, climate change and related events or conditions, have led, and in the future may lead, to disruptions in the US and world economies and markets, which may increase financial market volatility and have significant adverse direct or indirect effects on the fund and its investments. Ongoing trade disputes between the United States and other countries may lead to tariffs and investment restrictions, negatively impacting affected companies and their securities. These disputes can also harm the economies of the United States and its trading partners, as well as financial markets overall. Adverse market conditions or disruptions could cause the fund to lose money, experience significant redemptions, and encounter operational difficulties. Although multiple asset classes may be affected by adverse market conditions or a particular market disruption, the duration and effects may not be the same for all types of assets.
Current military and other armed conflicts in various geographic regions, including those in Europe and the Middle East, among others, can lead to, and have led to, economic and market disruptions, which may not be limited to the geographic region in which the conflict is occurring. Such conflicts can also result, and have resulted in some cases, in sanctions being levied by the United States, the European Union and/or other countries against countries or other actors involved in the conflict. In addition, such conflicts and related sanctions can adversely affect regional and global energy, commodities, financial and other markets and thus could affect the value of the fund's investments. The extent and duration of any military or other armed conflict, related sanctions and resulting economic and market disruptions are impossible to predict, but could be substantial.
Other market disruption events include pandemic spread of viruses, such as the novel coronavirus known as COVID-19, which have caused significant uncertainty, market volatility, decreased economic and other activity, increased government activity, including economic stimulus measures, and supply chain disruptions, and may adversely affect the fund and its investments.
In addition, markets are becoming increasingly susceptible to disruption events resulting from the use of new and emerging technologies to engage in cyber-attacks or to take over the websites and/or social media accounts of companies, governmental entities or public officials, or to otherwise pose as or impersonate such, which then may be used to disseminate false or misleading information that can cause volatility in financial markets or for the securities of a particular company, group of companies, industry or other class of assets.
Adverse market conditions or particular market disruptions, such as those discussed above, may magnify the impact of each of the other risks described in this “MAIN RISKS” section and may increase volatility in one or more markets in which the fund invests leading to the potential for greater losses for the fund.
Foreign investment risk. The fund faces the risks inherent in foreign investing. Adverse political, economic or social developments, as well as US and foreign government actions such as the imposition of tariffs, economic and trade sanctions or embargoes, could undermine the value of the fund's foreign investments, prevent the fund from realizing the full value of its foreign investments or prevent the fund from selling foreign securities it holds. Financial reporting standards for companies based in foreign markets differ from those in the US. Additionally, foreign securities markets generally are smaller and less liquid than US markets. To the extent that the fund invests in non-US dollar denominated foreign securities, changes in
Prospectus January 27, 2026

Xtrackers Europe Defense Technologies ETF

currency exchange rates may affect the US dollar value of foreign securities or the income or gain received on these securities.
Foreign governments may restrict investment by foreigners, limit withdrawal of trading profit or currency from the country, restrict currency exchange or seize foreign investments. In addition, the fund may be limited in its ability to exercise its legal rights or enforce a counterparty's legal obligations in certain jurisdictions outside of the US. The foreign investments of the fund may also be subject to foreign withholding taxes. Foreign brokerage commissions and other fees are generally higher than those for US investments, and the transactions and custody of foreign assets may involve delays in payment, delivery or recovery of money or investments.
Foreign markets can have liquidity risks beyond those typical of US markets. Because foreign exchanges generally are smaller and less liquid than US exchanges, buying and selling foreign investments can be more difficult and costly. Relatively small transactions can sometimes materially affect the price and availability of securities. In certain situations, it may become virtually impossible to sell an investment at a price that approaches portfolio management’s estimate of its value. For the same reason, it may at times be difficult to value the fund’s foreign investments. In addition, because non-US markets may be open on days when the fund does not price its shares, the value of the foreign securities in the fund’s portfolio may change on days when shareholders will not be able to purchase or sell the fund’s shares.
Risks related to investing in the United Kingdom. Investment in British issuers may subject the fund to regulatory, political, currency, security, and economic risks specific to the United Kingdom. The British economy relies heavily on export of financial services to the US and other European countries. A prolonged slowdown in the financial services sector may have a negative impact on the British economy. In the past, the United Kingdom has been a target of terrorism. Acts of terrorism in the United Kingdom or against British interests abroad may cause uncertainty in the British financial markets and adversely affect the performance of the issuers to which the fund has exposure. The British economy, along with the US and certain other EU economies, experienced a significant economic slowdown during past economic crises.
In a referendum held on June 23, 2016, citizens of the United Kingdom voted to leave the EU, creating economic, political and legal uncertainty in its wake. Consequently, the United Kingdom government, pursuant to the Treaty of Lisbon (the “Treaty”), officially withdrew from the EU on January 31, 2020. The United Kingdom and European Union negotiated a new Trade and Cooperation Agreement (the “Trade Agreement”) which took effect on May 1, 2021. The United Kingdom is no longer part of the EU customs union and single market, nor is it subject to EU policies and international agreements. Among other things, the Trade Agreement provides for zero tariffs and zero quotas on all goods that comply with appropriate rules of origin and establishes the treatment and level of access the United Kingdom and EU have agreed to grant each other’s service suppliers and investors. In addition to trade in goods and services and investment, the Trade Agreement also covers digital trade, intellectual property, public procurement, aviation and road transport, energy, fisheries, social security coordination, law enforcement and judicial cooperation in criminal matters, thematic cooperation and participation in EU programs. Even with the Trade Agreement in place, the United Kingdom’s withdrawal from the EU may create new barriers to trade in goods and services and to cross-border mobility and exchanges, including with respect to trade in financial services which is not comprehensively addressed in the Trade Agreement and remains subject to negotiation between the United Kingdom and the EU. The long-term impact of the United Kingdom’s withdrawal from the EU is still unknown and could have adverse economic and political effects on the United Kingdom, the EU and its member countries, and the global economy, including financial markets and asset valuations.
The United Kingdom has one of the largest economies in Europe, and member countries of the EU are substantial trading partners of the United Kingdom. The City of London’s economy is dominated by financial services, some of which may have to move outside of the United Kingdom post-withdrawal (e.g., currency trading, international settlement). With the United Kingdom’s exit from the EU, banks may be forced to move staff and comply with two separate sets of rules or lose business to banks in Europe. Furthermore, the withdrawal creates the potential for decreased trade, the possibility of capital outflows, devaluation of the pound sterling, the cost of higher corporate bond spreads due to uncertainty, and the risk that all the above could damage business and consumer spending as well as foreign direct investment. As a result of the withdrawal, the British economy and its currency may be negatively impacted by changes to its economic and political relations with the EU.
The impact of the withdrawal in the long-term is still unknown and could have additional adverse effects on economies, financial markets and asset valuations around the world.
Focus risk. To the extent that the fund focuses its investments in particular industries, asset classes or sectors of the economy, any market price movements, regulatory or technological changes, or economic conditions affecting companies in those industries, asset classes or sectors may have a significant impact on the fund’s performance. The fund may become more focused in particular industries, asset classes or sectors of the economy as a result of changes in the valuation of the fund’s investments or fluctuations in the fund’s assets, and the fund is not required to reduce such exposures under these circumstances.
Prospectus January 27, 2026

Xtrackers Europe Defense Technologies ETF

Aerospace and defense companies risk. Because companies in the aerospace and defense industries rely to a large extent on US and foreign government demand for their products and services, such companies may be adversely affected by government aerospace and defense spending policies and regulation. Other risks faced by companies in these industries include supply chain issues, significant industry competition, cybersecurity incidents, geopolitical instability, uncertainties and complexities associated with government procurement processes and contracts, and technological developments, among other things.
Cybersecurity companies risk. Companies in the cybersecurity field face intense competition, both domestically and internationally, which may have an adverse effect on profit margins. Cybersecurity companies may have limited product lines, markets, financial resources or personnel. The products of cybersecurity companies may face obsolescence due to rapid technological developments and frequent new product introduction, and such companies may face unpredictable changes in growth rates, competition for the services of qualified personnel and competition from foreign competitors with lower production costs. Companies in the cybersecurity field are heavily dependent on patent and intellectual property rights. The loss or impairment of these rights may adversely affect the profitability of these companies. Additionally, companies in the cybersecurity field may be the target of cyber-attacks, which, if successful, could significantly or permanently damage a company’s reputation, financial condition and ability to conduct business in the future.
Currency risk. Changes in currency exchange rates and the relative value of non-US currencies may affect the value of the fund’s investments and the value of your fund shares. Because the fund’s NAV is determined on the basis of the US dollar and the fund does not attempt to hedge against changes in the value of non-US currencies, investors may lose money if the foreign currency depreciates against the US dollar, even if the foreign currency value of the fund’s holdings in that market increases. Conversely, the dollar value of your investment in the fund may go up if the value of the foreign currency appreciates against the US dollar. The value of the US dollar measured against other currencies is influenced by a variety of factors. These factors include: interest rates, national debt levels and trade deficits, changes in balances of payments and trade, domestic and foreign interest and inflation rates, global or regional political, economic or financial events, monetary policies of governments, actual or potential government intervention, and global energy prices. Political instability, the possibility of government intervention and restrictive or opaque business and investment policies may also reduce the value of a country’s currency. Government monetary policies and the buying or selling of currency by a country’s government may also influence exchange rates. Currency exchange rates can be very volatile and can change quickly and unpredictably.
Therefore, the value of an investment in the fund may also go up or down quickly and unpredictably and investors may lose money.
Liquidity risk. In certain situations, it may be difficult or impossible to sell an investment at an acceptable price. This risk can be ongoing for any security that does not trade actively or in large volumes, for any security that trades primarily on smaller markets, and for investments that typically trade only among a limited number of large investors (such as restricted securities). In unusual market conditions, even normally liquid securities may be affected by a degree of liquidity risk. This may affect only certain securities or an overall securities market.
Although the fund primarily seeks to redeem shares of the fund on an in-kind basis, if the fund is forced to sell underlying investments at reduced prices or under unfavorable conditions to meet redemption requests or other cash needs, the fund may suffer a loss or recognize a gain that may be distributed to shareholders as a taxable distribution. This may be magnified in circumstances where redemptions from the fund may be higher than normal.
Depositary receipt risk. Depositary receipts involve similar risks to those associated with investments in securities of non-US issuers. Depositary receipts also may be less liquid than the underlying shares in their primary trading market.
Derivatives risk. Derivatives involve risks different from, and possibly greater than, the risks associated with investing directly in securities and other more traditional investments. Risks associated with derivatives may include the risk that the derivative is not well correlated with the underlying asset, security, index or currency to which it relates; the risk that derivatives may result in losses or missed opportunities; the risk that the fund will be unable to sell the derivative because of an illiquid secondary market; the risk that a counterparty is unwilling or unable to meet its obligation, which risk may be heightened in derivative transactions entered into “over-the-counter” (i.e., not on an exchange or contract market); and the risk that the derivative transaction could expose the fund to the effects of leverage, which could increase the fund’s exposure to the market and magnify potential losses.
Futures risk. The value of a futures contract tends to increase and decrease in tandem with the value of the underlying instrument. A decision as to whether, when and how to use futures involves the exercise of skill and judgment and even a well-conceived futures transaction may be unsuccessful because of market behavior or unexpected events. In addition to the derivatives risks discussed above, the prices of futures can be highly volatile, using futures can lower total return and the potential loss from futures can exceed the fund’s initial investment in such contracts.
Prospectus January 27, 2026

Xtrackers Europe Defense Technologies ETF

Counterparty risk. A financial institution or other counterparty with whom the fund does business, or that underwrites, distributes or guarantees any investments or contracts that the fund owns or is otherwise exposed to, may decline in financial health and become unable to honor its commitments. This could cause losses for the fund or could delay the return or delivery of collateral or other assets to the fund.
Non-diversification risk. The fund is classified as non-diversified under the Investment Company Act of 1940, as amended. This means that the fund may invest in securities of relatively few issuers. Thus, the performance of one or a small number of portfolio holdings can affect overall performance.
Passive investing risk. Unlike a fund that is actively managed, in which portfolio management buys and sells securities based on research and analysis, the fund invests in securities included in, or representative of, the Underlying Index, regardless of their investment merits. Because the fund is designed to maintain a high level of exposure to the Underlying Index at all times, portfolio management generally will not buy or sell a security unless the security is added or removed, respectively, from the Underlying Index, and will not take any steps to invest defensively or otherwise reduce the risk of loss during market downturns.
Index-related risk. The fund seeks investment results that correspond generally to the performance, before fees and expenses, of the Underlying Index as published by the Index Provider. There is no assurance that the Index Provider will compile the Underlying Index accurately, or that the Underlying Index will be determined, composed or calculated accurately. The Index Provider may cease publication of the Underlying Index or may terminate the license agreement allowing the fund to use the Underlying Index, either of which could have a material adverse effect on the fund. Market disruptions could cause delays in the Underlying Index’s reconstitution and rebalancing schedule. During any such delay, it is possible that the Underlying Index and, in turn, the fund will deviate from the Underlying Index’s stated methodology and therefore experience returns different than those that would have been achieved under a normal reconstitution and rebalancing schedule. Generally, the Index Provider does not provide any warranty, or accept any liability, with respect to the quality, accuracy or completeness of the Underlying Index or its related data, and does not guarantee that the Underlying Index will be in line with its stated methodology. Errors in the Underlying Index data, the Underlying Index computations and/or the construction of the Underlying Index in accordance with its stated methodology may occur from time to time and may not be identified and corrected by the Index Provider for a period of time or at all, which may have an adverse impact on the fund and its shareholders. The Advisor may have limited ability to detect such errors and neither the Advisor nor its affiliates provide any warranty or guarantee against such errors. Therefore, the gains, losses or costs associated with the Index Provider’s errors will generally be borne by the fund and its shareholders.
Index-related risk may be higher for a fund that tracks an index comprised of, or an index that includes, foreign securities because regulatory and reporting requirements may differ from those in the US, resulting in a heightened risk of errors in the index data, index computation and/or index construction due to unreliable, outdated or unavailable information.
Tracking error risk. The fund may be subject to tracking error, which is the divergence of the fund’s performance from that of the Underlying Index. The performance of the fund may diverge from that of the Underlying Index for a number of reasons, including operating expenses, transaction costs, cash flows and operational inefficiencies. The fund’s return also may diverge from the return of the Underlying Index because the fund bears the costs and risks associated with buying and selling securities (especially when reconstituting or rebalancing the fund’s securities holdings to reflect changes in the Underlying Index) while such costs and risks are not factored into the return of the Underlying Index. Transaction costs, including brokerage costs, will decrease the fund’s NAV to the extent not offset by the transaction fee payable by an “Authorized Participant” (“AP”). Market disruptions and regulatory restrictions could have an adverse effect on the fund’s ability to adjust its exposure in order to track the Underlying Index. Moreover, the use of a representative sampling investment approach (i.e., investing in a representative selection of securities included in the Underlying Index rather than all securities in the Underlying Index) may cause the fund’s return to not be as well correlated with the return of the Underlying Index as would be the case if the fund purchased all of the securities in the Underlying Index in the proportions represented in the Underlying Index. In addition, the fund may not be able to invest in certain securities included in the Underlying Index, or invest in them in the exact proportions in which they are represented in the Underlying Index, due to government imposed legal restrictions or limitations, a lack of liquidity in the markets in which such securities trade, potential adverse tax consequences or other reasons. To the extent the fund calculates its net asset value based on fair value prices and the value of the Underlying Index is based on market prices (i.e., the value of the Underlying Index is not based on fair value prices), the fund’s ability to track the Underlying Index may be adversely affected. Tracking error risk may be heightened during times of increased market volatility or other unusual market conditions. For tax purposes, the fund may sell certain securities, and such sale may cause the fund to recognize a taxable gain or a loss and deviate from the performance of the Underlying Index. In light of the factors discussed above, the fund’s return may deviate significantly from the return of the Underlying Index.
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Xtrackers Europe Defense Technologies ETF

Tracking error risk may be higher for funds that track indices with significant weight in foreign issuers, and in particular emerging markets issuers, than funds that do not track such indices. The fund may also experience operational delays in establishing the necessary accounts and required regulatory approvals to trade, which may delay the fund's ability to hold securities included in the Underlying Index.
Market price risk. Fund shares are listed for trading on an exchange and are bought and sold in the secondary market at market prices. The market prices of shares will fluctuate, in some cases materially, in response to changes in the NAV and supply and demand for shares. As a result, the trading prices of shares may deviate significantly from the NAV during periods of market volatility. The Advisor cannot predict whether shares will trade above, below or at their NAV. Given the fact that shares can be created and redeemed in Creation Units (defined below), the Advisor believes that large discounts or premiums to the NAV of shares should not be sustained in the long-term. If market makers exit the business or are unable to continue making markets in fund shares, shares may trade at a discount to NAV like closed-end fund shares and may even face delisting (that is, investors would no longer be able to trade shares in the secondary market). Further, while the creation/redemption feature is designed to make it likely that shares normally will trade close to the value of the fund’s holdings, disruptions to creations and redemptions, including disruptions at market makers, APs or other market participants, or during periods of significant market volatility, may result in market prices that differ significantly from the value of the fund’s holdings. Although market makers will generally take advantage of differences between the NAV and the market price of fund shares through arbitrage opportunities, there is no guarantee that they will do so. In addition, the securities held by the fund may be traded in markets that close at a different time than the exchange on which the fund’s shares trade. Liquidity in those securities may be reduced after the applicable closing times. Accordingly, during the time when the exchange is open but after the applicable market closing, fixing or settlement times, bid-ask spreads and the resulting premium or discount to the shares’ NAV is likely to widen. If the markets for the fund’s portfolio securities experience decreased liquidity, the trading markets for the fund’s shares may also become less liquid with corresponding widening in the bid-ask spreads and differences between the market price and NAV of the fund’s shares. Further, secondary markets may be subject to irregular trading activity, wide bid-ask spreads and extended trade settlement periods, which could cause a material decline in the fund’s market price. The fund’s investment results are measured based upon the daily NAV of the fund. Investors purchasing and selling shares in the secondary market may not experience investment results consistent with those experienced by those APs creating and redeeming shares directly with the fund at NAV.
Authorized Participant concentration risk. The fund may have a limited number of financial institutions that may act as Authorized Participants (“APs”). Only APs who have entered into agreements with the fund’s distributor may engage in creation or redemption transactions directly with the fund (as described in the section of this Prospectus entitled “Buying and Selling Shares”). If those APs exit the business or are unable to process creation and/or redemption orders, (including in situations where APs have limited or diminished access to capital required to post collateral) and no other AP is able to step forward to create and redeem in either of these cases, shares may trade at a discount to NAV like closed-end fund shares and may even face delisting (that is, investors would no longer be able to trade shares in the secondary market).
Operational and technology risk. Cyber-attacks, disruptions, or failures that affect the fund’s service providers, index provider or counterparties, issuers of securities held by the fund, or other market participants may adversely affect the fund and its shareholders, including by causing losses for the fund or impairing fund operations. For example, the fund’s or its service providers’ or index provider’s assets or sensitive or confidential information may be misappropriated, data may be corrupted and operations may be disrupted (e.g., cyber-attacks, operational failures or broader disruptions may cause the release of private shareholder information or confidential fund information, interfere with the processing of shareholder transactions, impact the ability to calculate the fund’s net asset value and impede trading). Market events and disruptions also may trigger a volume of transactions that overloads current information technology and communication systems and processes, impacting the ability to conduct the fund’s operations.
While the fund and its service providers or index provider may establish business continuity and other plans and processes that seek to address the possibility of and fallout from cyber-attacks, disruptions or failures, there are inherent limitations in such plans and systems, including that they do not apply to third parties, such as fund counterparties, issuers of securities held by the fund or other market participants, as well as the possibility that certain risks have not been identified or that unknown threats may emerge in the future and there is no assurance that such plans and processes will be effective. Among other situations, disruptions (for example, pandemics or health crises) that cause prolonged periods of remote work or significant employee absences at the fund’s service providers or index provider could impact the ability to conduct the fund’s operations. In addition, the fund cannot directly control any cybersecurity plans and
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Xtrackers Europe Defense Technologies ETF

systems put in place by its service providers, index provider, fund counterparties, issuers of securities held by the fund or other market participants.
Securities lending risk. Securities lending involves the risk that the fund may lose money because the borrower of the loaned securities fails to return the securities in a timely manner or at all. A delay in the recovery of loaned securities could interfere with the fund’s ability to vote proxies or settle transactions. Delayed settlement may limit the ability of the fund to reinvest the proceeds of a sale of securities or prevent the fund from selling securities at times that may be appropriate to track the Underlying Index. The fund could also lose money in the event of a decline in the value of the collateral provided for the loaned securities, or a decline in the value of any investments made with cash collateral or even a loss of rights in the collateral should the borrower of the securities fail financially while holding the securities.
Past Performance
As of the date of this Prospectus, the fund has not yet commenced operations and therefore does not report its performance information. Once available, the fund’s performance information will be accessible on the fund’s website at Xtrackers.com (the website does not form a part of this prospectus) and will provide some indication of the risks of investing in the fund by showing changes in the fund’s performance and by showing how the fund’s returns compare with those of a broad measure of market performance. Past performance may not indicate future results.
Management
Investment Advisor
DBX Advisors LLC
Portfolio Managers
Patrick Dwyer, Vice President of DBX Advisors LLC, Director and Senior Portfolio Engineer & Team Lead, Xtrackers, of DWS Investment Management Americas, Inc. Portfolio Manager of the fund. Began managing the fund in 2026.
Shlomo Bassous, Vice President of DBX Advisors LLC, Director and Senior Portfolio Engineer, Xtrackers, of DWS Investment Management Americas, Inc. Portfolio Manager of the fund. Began managing the fund in 2026.
Ashif Shaikh, Vice President of DBX Advisors LLC, Vice President and Portfolio Engineer, Xtrackers, of DWS Investment Management Americas, Inc. Portfolio Manager of the fund. Began managing the fund in 2026.
Daniel Park, Vice President of DBX Advisors LLC, Vice President and Portfolio Engineer, Xtrackers, of DWS Investment Management Americas, Inc. Portfolio Manager of the fund. Began managing the fund in 2026.
Purchase and Sale of Fund Shares
The fund is an exchange-traded fund (commonly referred to as an “ETF”). Individual fund shares may only be purchased and sold through a brokerage firm. The price of fund shares is based on market price, and because ETF shares trade at market prices rather than NAV, shares may trade at a price greater than NAV (a premium) or less than NAV (a discount). The fund will only issue or redeem shares that have been aggregated into blocks of [XX,XXX] shares or multiples thereof (“Creation Units”) to APs who have entered into agreements with ALPS Distributors, Inc., the fund’s distributor. You may incur costs attributable to the difference between the highest price a buyer is willing to pay to purchase shares of the fund (bid) and the lowest price a seller is willing to accept for shares of the fund (ask) when buying or selling shares (the “bid-ask spread”). Information on the fund’s net asset value, market price, premiums and discounts and bid-ask spreads may be found at Xtrackers.com (the website does not form a part of this prospectus).
Tax Information
The fund's distributions are generally taxable to you as ordinary income or capital gains, except when you are tax-exempt or when your investment is in an IRA, 401(k), or other tax-advantaged investment plan. Any withdrawals you make from such tax-advantaged investment plans, however, may be taxable to you.
Payments to Broker-Dealers and
Other Financial Intermediaries
If you purchase shares of the fund through a broker-dealer or other financial intermediary (such as a bank), the Advisor or other related companies may pay the intermediary for marketing activities and presentations, educational training programs, the support of technology platforms and/or reporting systems or other services related to the sale or promotion of the fund. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the fund over another investment. Ask your salesperson or visit your financial intermediary’s website for more information.
Prospectus January 27, 2026

Xtrackers Europe Defense Technologies ETF

Fund Details
Additional Information About Fund Strategies, Underlying Index Information and Risks
Investment Objective
The fund seeks investment results that correspond generally to the performance, before fees and expenses, of the STOXX Europe Total Market Defence, Space and Cybersecurity Innovation 50-25 Index.
Principal Investment Strategies
The fund, using a “passive” or indexing investment approach, seeks investment results that correspond generally to the performance, before fees and expenses, of the STOXX Europe Total Market Defence, Space and Cybersecurity Innovation 50-25 Index (“Underlying Index”). The Underlying Index seeks to capture the performance of European listed equity securities with established revenue and/or patent exposures to the defense, space and cybersecurity sectors (the “Themes”). The Underlying Index is based on the STOXX Europe Total Market Index (the “Parent Index”), which includes large, medium and small-capitalization companies from 17 Western European countries. The Underlying Index is a free float-adjusted market capitalization weighted index and constituent weights are capped such that the sum of all constituent weights above 4.5% does not exceed 45% of the Underlying Index, and no single constituent weight exceeds 8% of the Underlying Index. The Underlying Index and the Parent Index are calculated and maintained by STOXX Ltd. (“Index Provider” or “STOXX”).
Underlying Index – Eligible Universe and Constituent Selection
The Underlying Index’s eligible universe consists of all of the companies in the Parent Index, which represents the Western Europe region as a whole and covers approximately 95% of the region’s free float market capitalization across 17 Western European countries: Austria, Belgium, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, Norway, Poland, Portugal, Spain, Sweden, Switzerland and the United Kingdom. Constituents from the Parent Index that pass either of the following thematic criteria are eligible for inclusion in the Underlying Index (the “Thematic Selection”):
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RBICS (Revere Business Industry Classifications System) Sector Selection: Companies are evaluated based on their aggregated revenue exposure from the sectors comprising the Themes. Companies with a revenue exposure to the Themes greater than or equal to 25% are included.
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Innovators Selection Based on Patents: Companies are also evaluated on the number of active, high quality (determined by reference to citations and countries covered) patents that are held for various technologies as classified into the following sub-themes: military, drones, cybersecurity and aero-mobility. To be included, a company must have at least one high quality patent within the aggregated technologies of each sub-theme and must be within the top 10% by aggregated number of patents per sub-theme. In addition, a company must have patent specialization greater than or equal to 10% in the aggregated technologies for each sub-theme (i.e., the company’s total number of active patents associated with the technologies divided by the total number of its active patents).
Using patent data as a factor in selecting companies to include in the Underlying Index may result in certain companies in the defense, cybersecurity and space industries to be excluded from the Underlying Index because such companies lack patents on their technologies. The Index Provider seeks to identify companies in the industries that demonstrate a commitment to innovation.
Constituent companies must also comply with certain industry classification and liquidity criteria. The Underlying Index excludes companies that are classified as belonging to any of the following sectors: health care, financials, real estate, consumer discretionary and consumer staples. The remaining companies are subjected to additional screening based on their average daily traded value (“ADTV”) over 1-month and 6-months periods. Only companies with an ADTV of at least 1 million EUR in both periods are included. These liquidity criteria are evaluated at the company share line level.
Underlying Index – Weighting of Constituent Securities
Companies selected for the Underlying Index are weighted by their free float market capitalization with the weight of each constituent being capped such that the sum of all constituent weights above 4.5% does not
Prospectus January 27, 2026	10	Fund Details

exceed 45% of the Underlying Index, and no single constituent weight exceeds 8% of the Underlying Index. Any excess weight is redistributed to the rest of the Underlying Index’s constituents that are not already subject to capping under the above rules, pro-rata to their current weights. If the number of constituents is not sufficient to fulfill the capping requirements, the Underlying Index is equal-weighted.
An intra-quarter recapping will be triggered if the largest constituent company exceeds 25% of the Underlying Index or the sum of all constituent weights above 5% exceeds 50% of the Underlying Index. In such case, the Underlying Index is recapped such that no single constituent weight exceeds 22.5% of the Underlying Index and the sum of all constituent weights above 4.5% does not exceed 45% of the Underlying Index. Any excess weight is redistributed as described above. If the number of constituents is not sufficient to fulfill the capping requirements, the Underlying Index is equal-weighted.
Underlying Index – Maintenance
The Underlying Index’s list of eligible securities is reviewed annually in June and re-weighted, as necessary, in accordance with its capping requirements at least quarterly in March, June, September and December.
The Fund’s Investment Strategy
The fund uses a full replication indexing strategy to seek to track the Underlying Index. As such, the fund invests directly in the component securities of the Underlying Index in substantially the same weightings in which they are represented in the Underlying Index. If it is not possible for the fund to acquire component securities due to limited availability or regulatory restrictions, the fund may use a representative sampling indexing strategy to seek to track the Underlying Index instead of a full replication indexing strategy. “Representative sampling” is an indexing strategy that involves investing in a representative sample of securities that collectively has an investment profile similar to the Underlying Index. The securities selected are expected to have, in the aggregate, investment characteristics (based on factors such as market capitalization and industry weightings), fundamental characteristics (such as return variability and yield), and liquidity measures similar to those of the Underlying Index. The fund may or may not hold all of the securities in the Underlying Index when using a representative sampling indexing strategy.
Under normal circumstances, the fund will invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in component securities (including depositary receipts in respect of such securities) of the Underlying Index. The fund will concentrate its investments (i.e., hold 25% or more of its total assets) in a particular industry or group of industries to the extent that its Underlying Index is concentrated. The fund may invest in depositary receipts, including American depositary receipts (“ADRs”), European depositary receipts (“EDRs”) and global depositary receipts (“GDRs”).
As of November 30, 2025, the Underlying Index consisted of 28 securities, with an average market capitalization of approximately $5.32 billion and a minimum market capitalization of approximately $252.94 million, from issuers in the following countries (as indicated by country of domicile): Denmark, France, Germany, Italy, Luxembourg, Norway, Spain, Sweden, and the United Kingdom. As of November 30, 2025, a significant percentage of the Underlying Index was comprised of securities of issuers from the United Kingdom and France. As of November 30, 2025, a significant percentage of the Underlying Index was comprised of issuers in the aerospace and defense sector. The fund’s exposure to particular countries or sectors may change over time to correspond to changes in the Underlying Index.
The fund may invest its remaining assets in other securities, including securities not in the Underlying Index, cash and cash equivalents, money market instruments, such as repurchase agreements or money market funds (including money market funds advised by the Advisor or its affiliates (subject to applicable limitations under the Investment Company Act of 1940, as amended (the “1940 Act”), or exemptions therefrom), convertible securities and structured notes (notes on which the amount of principal repayment and interest payments are based on the movement of one or more specified factors, such as the movement of a particular stock or stock index).
While the fund is currently classified as “non-diversified” under the 1940 Act it may operate as or become classified as “diversified” over time.
As more fully described under “Underlying Index – Weighting of Constituent Securities” and “Underlying Index – Maintenance,” the Underlying Index is reviewed annually in June and re-weighted, as necessary, in accordance with its capping requirements at least quarterly in March, June, September and December. The fund changes its portfolio in accordance with the Underlying Index, and, therefore, any changes to the Underlying Index’s review and re-weighting schedules will result in corresponding changes to the fund’s schedule of portfolio changes. Any changes made to the Underlying Index in between scheduled reviews or re-weightings (e.g., in the event of a corporate action) will also result in corresponding changes to the fund’s portfolio.
The Underlying Index is calculated and maintained by STOXX, Zug, Switzerland. The fund is neither sponsored nor promoted, distributed or in any other manner supported by STOXX, Deutsche Börse Group or their licensors, research partners or data providers. STOXX is an indirect subsidiary of Deutsche Börse Group.
Prospectus January 27, 2026

Fund Details

Derivatives. The fund may invest in derivatives, which are financial instruments whose performance is derived, at least in part, from the performance of an underlying asset, security or index. In particular, portfolio management generally may use futures contracts, stock index futures, options on futures, swap contracts and other types of derivatives in seeking performance that corresponds to the Underlying Index and will not use such instruments for speculative purposes. To a limited extent, the Advisor may, in its discretion, use forward currency contracts in connection with certain futures contracts in order to create desired currency exposures for such futures contracts. A futures contract is a standardized exchange-traded agreement to buy or sell a specific quantity of an underlying instrument at a specific price at a specific future time.
Securities lending. The fund may lend securities (up to one-third of total assets) to approved institutions, such as registered broker-dealers, pooled investment vehicles, banks and other financial institutions. In connection with such loans, the fund receives liquid collateral in an amount that is based on the type and value of the securities being lent, with riskier securities generally requiring higher levels of collateral.
Main Risks
As with any investment, you could lose all or part of your investment in the fund, and the fund’s performance could trail that of other investments. The fund is subject to the main risks noted below, any of which may adversely affect the fund’s net asset value (“NAV”), trading price, yield, total return and ability to meet its investment objective. An investment in the fund is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.
Stock market risk. When stock prices fall, you should expect the value of your investment to fall as well. Stock prices can be hurt by poor management on the part of the stock’s issuer, shrinking product demand and other business risks. These may affect single companies as well as groups of companies. The market as a whole may not favor the types of investments the fund makes, which could adversely affect a stock’s price, regardless of how well the company performs, or the fund’s ability to sell a stock at an attractive price. There is a chance that stock prices overall will decline because stock markets tend to move in cycles, with periods of rising and falling prices. Events in the US and global financial markets, including actions taken by the US Federal Reserve or foreign central banks to stimulate or stabilize economic growth, may at times result in unusually high market volatility which could negatively affect performance. High market volatility may also result from significant shifts in momentum of one or more specific stocks due to unusual increases or decreases in trading activity. Momentum can change quickly, and securities subject to shifts in momentum may be more volatile than the market as a whole and returns on such securities may drop precipitously. To the extent that the fund invests in a particular geographic region, capitalization or sector, the fund’s performance may be affected by the general performance of that region, capitalization or sector.
Geographic focus risk. Focusing investments in a single country or few countries, or regions, involves increased political, regulatory and other risks. Market swings in such a targeted country, countries or regions are likely to have a greater effect on fund performance than they would in a more geographically diversified fund.
European investment risk. European financial markets have experienced volatility in recent years and have been adversely affected by concerns about economic downturns, credit rating downgrades, rising government debt level and possible default on or restructuring of government debt in several European countries. A default or debt restructuring by any European country would adversely impact holders of that country’s debt, and sellers of credit default swaps linked to that country’s creditworthiness. Most countries in Western Europe are members of the European Union (EU), which faces issues involving its membership, structure, procedures and policies.
European countries are also significantly affected by fiscal and monetary controls implemented by the European Economic and Monetary Union (EMU), and it is possible that the timing and substance of these controls may not address the needs of all EMU member countries. Investing in euro-denominated securities also risks exposure to a currency that may not fully reflect the strengths and weaknesses of the disparate economies that comprise Europe. There is continued concern over member state-level support for the euro, which could lead to certain countries leaving the EMU, the implementation of currency controls, or potentially the dissolution of the euro. The dissolution of the euro could have significant negative effects on European financial markets.
Market disruption risk. Economies and financial markets throughout the world have become increasingly interconnected, which has increased the likelihood that events or conditions in one country or region will adversely impact markets or issuers in other countries or regions. This includes reliance on global supply chains that are susceptible to disruptions resulting from, among other things, war and other armed conflicts, tariffs, extreme weather events, and natural disasters. Such supply chain disruptions can lead to, and have led to, economic and market disruptions that have far-reaching effects on financial markets worldwide. The value of the fund’s investments may be negatively affected by adverse changes in overall economic or market conditions, such as the level of economic activity and productivity, unemployment and labor force participation rates, inflation or deflation (and expectations for inflation or deflation), interest rates, demand and supply for particular products or resources including labor, debt levels and credit ratings, and trade policies, among other factors. Such adverse conditions
Prospectus January 27, 2026

Fund Details

may contribute to an overall economic contraction across entire economies or markets, which may negatively impact the profitability of issuers operating in those economies or markets. In addition, geopolitical and other globally interconnected occurrences, including war and other armed conflicts, terrorism, economic uncertainty or financial crises, contagion, tariffs and trade disputes, government debt crises (including defaults or downgrades) or uncertainty about government debt payments, government shutdowns, public health crises, natural disasters, supply chain disruptions, climate change and related events or conditions, have led, and in the future may lead, to disruptions in the US and world economies and markets, which may increase financial market volatility and have significant adverse direct or indirect effects on the fund and its investments. Ongoing trade disputes between the United States and other countries may lead to tariffs and investment restrictions, negatively impacting affected companies and their securities. These disputes can also harm the economies of the United States and its trading partners, as well as financial markets overall. Adverse market conditions or disruptions could cause the fund to lose money, experience significant redemptions, and encounter operational difficulties. Although multiple asset classes may be affected by adverse market conditions or a particular market disruption, the duration and effects may not be the same for all types of assets.
Current military and other armed conflicts in various geographic regions, including those in Europe and the Middle East, among others, can lead to, and have led to, economic and market disruptions, which may not be limited to the geographic region in which the conflict is occurring. Such conflicts can also result, and have resulted in some cases, in sanctions being levied by the United States, the European Union and/or other countries against countries or other actors involved in the conflict. In addition, such conflicts and related sanctions can adversely affect regional and global energy, commodities, financial and other markets and thus could affect the value of the fund's investments. The extent and duration of any military or other armed conflict, related sanctions and resulting economic and market disruptions are impossible to predict, but could be substantial.
Other market disruption events include pandemic spread of viruses, such as the novel coronavirus known as COVID-19, which have caused significant uncertainty, market volatility, decreased economic and other activity, increased government activity, including economic stimulus measures, and supply chain disruptions, and may adversely affect the fund and its investments.
In addition, markets are becoming increasingly susceptible to disruption events resulting from the use of new and emerging technologies to engage in cyber-attacks or to take over the websites and/or social media accounts of companies, governmental entities or public officials, or to otherwise pose as or impersonate such, which then may be used to disseminate false or misleading information that can cause volatility in financial markets or for the securities of a particular company, group of companies, industry or other class of assets.
Adverse market conditions or particular market disruptions, such as those discussed above, may magnify the impact of each of the other risks described in this “MAIN RISKS” section and may increase volatility in one or more markets in which the fund invests leading to the potential for greater losses for the fund.
Foreign investment risk. The fund faces the risks inherent in foreign investing. Adverse political, economic or social developments, as well as US and foreign government actions such as the imposition of tariffs, economic and trade sanctions or embargoes, could undermine the value of the fund's foreign investments, prevent the fund from realizing the full value of its foreign investments or prevent the fund from selling foreign securities it holds. Financial reporting standards for companies based in foreign markets differ from those in the US. Additionally, foreign securities markets generally are smaller and less liquid than US markets. To the extent that the fund invests in non-US dollar denominated foreign securities, changes in currency exchange rates may affect the US dollar value of foreign securities or the income or gain received on these securities.
Foreign governments may restrict investment by foreigners, limit withdrawal of trading profit or currency from the country, restrict currency exchange or seize foreign investments. In addition, the fund may be limited in its ability to exercise its legal rights or enforce a counterparty's legal obligations in certain jurisdictions outside of the US. The foreign investments of the fund may also be subject to foreign withholding taxes. Foreign brokerage commissions and other fees are generally higher than those for US investments, and the transactions and custody of foreign assets may involve delays in payment, delivery or recovery of money or investments.
Foreign markets can have liquidity risks beyond those typical of US markets. Because foreign exchanges generally are smaller and less liquid than US exchanges, buying and selling foreign investments can be more difficult and costly. Relatively small transactions can sometimes materially affect the price and availability of securities. In certain situations, it may become virtually impossible to sell an investment at a price that approaches portfolio management’s estimate of its value. For the same reason, it may at times be difficult to value the fund’s foreign investments. In addition, because non-US markets may be open on days when the fund does not price its shares, the value of the foreign securities in the fund’s portfolio may change on days when shareholders will not be able to purchase or sell the fund’s shares.
Risks related to investing in the United Kingdom. Investment in British issuers may subject the fund to regulatory, political, currency, security, and economic risks specific
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to the United Kingdom. The British economy relies heavily on export of financial services to the US and other European countries. A prolonged slowdown in the financial services sector may have a negative impact on the British economy. In the past, the United Kingdom has been a target of terrorism. Acts of terrorism in the United Kingdom or against British interests abroad may cause uncertainty in the British financial markets and adversely affect the performance of the issuers to which the fund has exposure. The British economy, along with the US and certain other EU economies, experienced a significant economic slowdown during past economic crises.
In a referendum held on June 23, 2016, citizens of the United Kingdom voted to leave the EU, creating economic, political and legal uncertainty in its wake. Consequently, the United Kingdom government, pursuant to the Treaty of Lisbon (the “Treaty”), officially withdrew from the EU on January 31, 2020. The United Kingdom and European Union negotiated a new Trade and Cooperation Agreement (the “Trade Agreement”) which took effect on May 1, 2021. The United Kingdom is no longer part of the EU customs union and single market, nor is it subject to EU policies and international agreements. Among other things, the Trade Agreement provides for zero tariffs and zero quotas on all goods that comply with appropriate rules of origin and establishes the treatment and level of access the United Kingdom and EU have agreed to grant each other’s service suppliers and investors. In addition to trade in goods and services and investment, the Trade Agreement also covers digital trade, intellectual property, public procurement, aviation and road transport, energy, fisheries, social security coordination, law enforcement and judicial cooperation in criminal matters, thematic cooperation and participation in EU programs. Even with the Trade Agreement in place, the United Kingdom’s withdrawal from the EU may create new barriers to trade in goods and services and to cross-border mobility and exchanges, including with respect to trade in financial services which is not comprehensively addressed in the Trade Agreement and remains subject to negotiation between the United Kingdom and the EU. The long-term impact of the United Kingdom’s withdrawal from the EU is still unknown and could have adverse economic and political effects on the United Kingdom, the EU and its member countries, and the global economy, including financial markets and asset valuations.
The United Kingdom has one of the largest economies in Europe, and member countries of the EU are substantial trading partners of the United Kingdom. The City of London’s economy is dominated by financial services, some of which may have to move outside of the United Kingdom post-withdrawal (e.g., currency trading, international settlement). With the United Kingdom’s exit from the EU, banks may be forced to move staff and comply with two separate sets of rules or lose business to banks in Europe. Furthermore, the withdrawal creates the potential for decreased trade, the possibility of capital outflows, devaluation of the pound sterling, the cost of higher corporate bond spreads due to uncertainty, and the risk that all the above could damage business and consumer spending as well as foreign direct investment. As a result of the withdrawal, the British economy and its currency may be negatively impacted by changes to its economic and political relations with the EU.
The impact of the withdrawal in the long-term is still unknown and could have additional adverse effects on economies, financial markets and asset valuations around the world.
Risks related to investing in France. Investment in French issuers may subject the fund to political, legal, regulatory, currency, security, and economic risk specific to France. Recently, concerns have emerged in relation to the economic health of the EU. These concerns have led to downward pressure on certain EU member states, including France. Interest rates on France’s debt may rise to levels that make it difficult for it to service high debt levels without significant financial help from, among others, the European Central Bank and could potentially lead to default. In addition, the French economy is dependent to a significant extent on the economies of certain key trading partners, including Germany and other Western European countries. Reduction in spending on French products and services or changes in any of these economies may cause an adverse impact on the French economy. The French economy is dependent on exports from the agricultural sector. Leading agricultural exports include dairy products, meat, wine, fruits and vegetables, and fish. As a result, the French economy is susceptible to fluctuations in demand for agricultural products. France has also been a target of terrorism in the past and may experience terrorist attacks in the future. Acts of terrorism in France or against French interests abroad may cause uncertainty in the French financial markets and adversely affect the performance of the issuers to which the fund has exposure.
Focus risk. To the extent that the fund focuses its investments in particular industries, asset classes or sectors of the economy, any market price movements, regulatory or technological changes, or economic conditions affecting companies in those industries, asset classes or sectors may have a significant impact on the fund’s performance. The fund may become more focused in particular industries, asset classes or sectors of the economy as a result of changes in the valuation of the fund’s investments or fluctuations in the fund’s assets, and the fund is not required to reduce such exposures under these circumstances.
Aerospace and defense companies risk. Because companies in the aerospace and defense industries rely to a large extent on US and foreign government demand for their products and services, such companies may be adversely affected by government aerospace and defense spending policies and regulation. Other risks faced by companies in these industries include supply chain issues, significant
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industry competition, cybersecurity incidents, geopolitical instability, uncertainties and complexities associated with government procurement processes and contracts, and technological developments, among other things.
The reliance by companies in the aerospace and defense industries on governments as a primary customer base subjects the companies to increased risks, including potential instability of governments, changes in government policies regarding aerospace and defense spending, and uncertainties and complexities associated with securing and fulfilling government contracts. In addition, aerospace and defense products and services may face obsolescence due to rapid technological developments and frequent introduction of new products and services. Furthermore, environmental and safety regulations, as well as export controls, tariffs and trade restrictions, may impose significant compliance costs and limit market opportunities. The aerospace and defense industries can be highly cyclical and are influenced by global political and economic developments, which can contribute to earnings volatility and investment risks.
Cybersecurity companies risk. Companies in the cybersecurity field face intense competition, both domestically and internationally, which may have an adverse effect on profit margins. Cybersecurity companies may have limited product lines, markets, financial resources or personnel. The products of cybersecurity companies may face obsolescence due to rapid technological developments and frequent new product introduction, and such companies may face unpredictable changes in growth rates, competition for the services of qualified personnel and competition from foreign competitors with lower production costs. Companies in the cybersecurity field are heavily dependent on patent and intellectual property rights. The loss or impairment of these rights may adversely affect the profitability of these companies. Additionally, companies in the cybersecurity field may be the target of cyber-attacks, which, if successful, could significantly or permanently damage a company’s reputation, financial condition and ability to conduct business in the future.
Currency risk. Changes in currency exchange rates and the relative value of non-US currencies may affect the value of the fund’s investments and the value of your fund shares. Because the fund’s NAV is determined on the basis of the US dollar and the fund does not attempt to hedge against changes in the value of non-US currencies, investors may lose money if the foreign currency depreciates against the US dollar, even if the foreign currency value of the fund’s holdings in that market increases. Conversely, the dollar value of your investment in the fund may go up if the value of the foreign currency appreciates against the US dollar. The value of the US dollar measured against other currencies is influenced by a variety of factors. These factors include: interest rates, national debt levels and trade deficits, changes in balances of payments and trade, domestic and foreign interest and inflation rates, global or regional political, economic or financial events, monetary policies of governments, actual or potential government intervention, and global energy prices. Political instability, the possibility of government intervention and restrictive or opaque business and investment policies may also reduce the value of a country’s currency. Government monetary policies and the buying or selling of currency by a country’s government may also influence exchange rates. Currency exchange rates can be very volatile and can change quickly and unpredictably. Therefore, the value of an investment in the fund may also go up or down quickly and unpredictably and investors may lose money.
Liquidity risk. In certain situations, it may be difficult or impossible to sell an investment at an acceptable price. This risk can be ongoing for any security that does not trade actively or in large volumes, for any security that trades primarily on smaller markets, and for investments that typically trade only among a limited number of large investors (such as restricted securities). In unusual market conditions, even normally liquid securities may be affected by a degree of liquidity risk. This may affect only certain securities or an overall securities market.
Although the fund primarily seeks to redeem shares of the fund on an in-kind basis, if the fund is forced to sell underlying investments at reduced prices or under unfavorable conditions to meet redemption requests or other cash needs, the fund may suffer a loss or recognize a gain that may be distributed to shareholders as a taxable distribution. This may be magnified in circumstances where redemptions from the fund may be higher than normal.
Depositary receipt risk. Depositary receipts involve similar risks to those associated with investments in securities of non-US issuers. Depositary receipts also may be less liquid than the underlying shares in their primary trading market.
Derivatives risk. Derivatives involve risks different from, and possibly greater than, the risks associated with investing directly in securities and other more traditional investments. Risks associated with derivatives may include the risk that the derivative is not well correlated with the underlying asset, security, index or currency to which it relates; the risk that derivatives may result in losses or missed opportunities; the risk that the fund will be unable to sell the derivative because of an illiquid secondary market; the risk that a counterparty is unwilling or unable to meet its obligation, which risk may be heightened in derivative transactions entered into “over-the-counter” (i.e., not on an exchange or contract market); and the risk that the derivative transaction could expose the fund to the effects of leverage, which could increase the fund’s exposure to the market and magnify potential losses.
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There is no guarantee that derivatives, to the extent employed, will have the intended effect, and their use could cause lower returns or even losses to the fund. The use of derivatives by the fund to hedge risk may reduce the opportunity for gain by offsetting the positive effect of favorable price movements.
Futures risk. The value of a futures contract tends to increase and decrease in tandem with the value of the underlying instrument. Depending on the terms of the particular contract, futures contracts are settled through either physical delivery of the underlying instrument on the settlement date or by payment of a cash settlement amount on the settlement date. A decision as to whether, when and how to use futures involves the exercise of skill and judgment and even a well-conceived futures transaction may be unsuccessful because of market behavior or unexpected events. In addition to the derivatives risks discussed above, the prices of futures can be highly volatile, using futures can lower total return and the potential loss from futures can exceed the fund’s initial investment in such contracts.
Counterparty risk. A financial institution or other counterparty with whom the fund does business, or that underwrites, distributes or guarantees any investments or contracts that the fund owns or is otherwise exposed to, may decline in financial health and become unable to honor its commitments. This could cause losses for the fund or could delay the return or delivery of collateral or other assets to the fund.
Non-diversification risk. The fund is classified as non-diversified under the Investment Company Act of 1940, as amended. This means that the fund may invest in securities of relatively few issuers. Thus, the performance of one or a small number of portfolio holdings can affect overall performance.
Passive investing risk. Unlike a fund that is actively managed, in which portfolio management buys and sells securities based on research and analysis, the fund invests in securities included in, or representative of, the Underlying Index, regardless of their investment merits. Because the fund is designed to maintain a high level of exposure to the Underlying Index at all times, portfolio management generally will not buy or sell a security unless the security is added or removed, respectively, from the Underlying Index, and will not take any steps to invest defensively or otherwise reduce the risk of loss during market downturns.
Index-related risk. The fund seeks investment results that correspond generally to the performance, before fees and expenses, of the Underlying Index as published by the Index Provider. There is no assurance that the Index Provider will compile the Underlying Index accurately, or that the Underlying Index will be determined, composed or calculated accurately. The Index Provider may cease publication of the Underlying Index or may terminate the license agreement allowing the fund to use the Underlying
Index, either of which could have a material adverse effect on the fund. Market disruptions could cause delays in the Underlying Index’s reconstitution and rebalancing schedule. During any such delay, it is possible that the Underlying Index and, in turn, the fund will deviate from the Underlying Index’s stated methodology and therefore experience returns different than those that would have been achieved under a normal reconstitution and rebalancing schedule. Generally, the Index Provider does not provide any warranty, or accept any liability, with respect to the quality, accuracy or completeness of the Underlying Index or its related data, and does not guarantee that the Underlying Index will be in line with its stated methodology. Errors in the Underlying Index data, the Underlying Index computations and/or the construction of the Underlying Index in accordance with its stated methodology may occur from time to time and may not be identified and corrected by the Index Provider for a period of time or at all, which may have an adverse impact on the fund and its shareholders. The Advisor may have limited ability to detect such errors and neither the Advisor nor its affiliates provide any warranty or guarantee against such errors. Therefore, the gains, losses or costs associated with the Index Provider’s errors will generally be borne by the fund and its shareholders.
Index-related risk may be higher for a fund that tracks an index comprised of, or an index that includes, foreign securities because regulatory and reporting requirements may differ from those in the US, resulting in a heightened risk of errors in the index data, index computation and/or index construction due to unreliable, outdated or unavailable information.
Tracking error risk. The fund may be subject to tracking error, which is the divergence of the fund’s performance from that of the Underlying Index. The performance of the fund may diverge from that of the Underlying Index for a number of reasons, including operating expenses, transaction costs, cash flows and operational inefficiencies. The fund’s return also may diverge from the return of the Underlying Index because the fund bears the costs and risks associated with buying and selling securities (especially when reconstituting or rebalancing the fund’s securities holdings to reflect changes in the Underlying Index) while such costs and risks are not factored into the return of the Underlying Index. Transaction costs, including brokerage costs, will decrease the fund’s NAV to the extent not offset by the transaction fee payable by an “Authorized Participant” (“AP”). Market disruptions and regulatory restrictions could have an adverse effect on the fund’s ability to adjust its exposure in order to track the Underlying Index. Moreover, the use of a representative sampling investment approach (i.e., investing in a representative selection of securities included in the Underlying Index rather than all securities in the Underlying Index) may cause the fund’s return to not be as well correlated with the return of the Underlying Index as would be the case if the fund purchased all of the securities in the
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Underlying Index in the proportions represented in the Underlying Index. In addition, the fund may not be able to invest in certain securities included in the Underlying Index, or invest in them in the exact proportions in which they are represented in the Underlying Index, due to government imposed legal restrictions or limitations, a lack of liquidity in the markets in which such securities trade, potential adverse tax consequences or other reasons. To the extent the fund calculates its net asset value based on fair value prices and the value of the Underlying Index is based on market prices (i.e., the value of the Underlying Index is not based on fair value prices), the fund’s ability to track the Underlying Index may be adversely affected. Tracking error risk may be heightened during times of increased market volatility or other unusual market conditions. For tax purposes, the fund may sell certain securities, and such sale may cause the fund to recognize a taxable gain or a loss and deviate from the performance of the Underlying Index. In light of the factors discussed above, the fund’s return may deviate significantly from the return of the Underlying Index.
Tracking error risk may be higher for funds that track indices with significant weight in foreign issuers, and in particular emerging markets issuers, than funds that do not track such indices. The fund may also experience operational delays in establishing the necessary accounts and required regulatory approvals to trade, which may delay the fund's ability to hold securities included in the Underlying Index.
The need to comply with the tax diversification and other requirements of the Internal Revenue Code of 1986, as amended, relating to regulated investment companies, may also impact the fund’s ability to replicate the performance of the Underlying Index. In addition, if the fund holds other instruments that are not included in the Underlying Index, the fund’s return may not correlate as well with the returns of the Underlying Index as would be the case if the fund purchased all the securities in the Underlying Index directly. Actions taken in response to proposed corporate actions could result in increased tracking error.
Market price risk. Fund shares are listed for trading on the exchange and are bought and sold in the secondary market at market prices. The market prices of shares will fluctuate, in some cases materially, in response to changes in the NAV and supply and demand for shares. As a result, the trading prices of shares may deviate significantly from the NAV during periods of market volatility. Differences between secondary market prices and the value of the fund’s holdings may be due largely to supply and demand forces in the secondary market, which may not be the same forces as those influencing prices for securities held by the fund at a particular time. The Advisor cannot predict whether shares will trade above, below or at their NAV. Given the fact that shares can be created and redeemed in Creation Units, the Advisor believes that large discounts or premiums to the NAV of shares should not be sustained in the long-term. In addition, there may be times when the market price and the value of the fund’s holdings vary significantly and you may pay more than the value of the fund’s holdings when buying shares on the secondary market, and you may receive less than the value of the fund’s holdings when you sell those shares. While the creation/redemption feature is designed to make it likely that shares normally will trade close to the value of the fund’s holdings, disruptions to creations and redemptions, including disruptions at market makers, APs or other market participants, or during periods of significant market volatility, may result in trading prices that differ significantly from the value of the fund’s holdings. Although market makers will generally take advantage of differences between the NAV and the market price of fund shares through arbitrage opportunities, there is no guarantee that they will do so. If market makers exit the business or are unable to continue making markets in fund’s shares, shares may trade at a discount to NAV like closed-end fund shares and may even face delisting (that is, investors would no longer be able to trade shares in the secondary market). The market price of shares, like the price of any exchange-traded security, includes a “bid-ask spread” charged by the exchange specialist, market makers or other participants that trade the particular security. In times of severe market disruption, the bid-ask spread often increases significantly. This means that shares may trade at a discount to the fund’s NAV, and the discount is likely to be greatest when the price of shares is falling fastest, which may be the time that you most want to sell your shares. There are various methods by which investors can purchase and sell shares of the fund and various orders that may be placed. Investors should consult their financial intermediary before purchasing or selling shares of the fund.
In addition, the securities held by the fund may be traded in markets that close at a different time than the exchange on which the fund’s shares trade. Liquidity in those securities may be reduced after the applicable closing times. Accordingly, during the time when the exchange is open but after the applicable market closing, fixing or settlement times, bid-ask spreads and the resulting premium or discount to the shares’ NAV is likely to widen. More generally, secondary markets may be subject to irregular trading activity, wide bid-ask spreads and extended trade settlement periods, which could cause a material decline in the fund’s market price. The bid-ask spread varies over time for shares of the fund based on the fund’s trading volume and market liquidity, and is generally lower if the fund has substantial trading volume and market liquidity, and higher if the fund has little trading volume and market liquidity (which is often the case for funds that are newly launched or small in size). The fund’s bid-ask spread may also be impacted by the liquidity of the underlying securities held by the fund, particularly for newly launched or smaller funds or in instances of significant volatility of the underlying securities. If the markets for the fund’s portfolio
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securities experience decreased liquidity, the trading markets for the fund’s shares may also become less liquid with corresponding widening in the bid-ask spreads and differences between the market price and NAV of the fund’s shares. The fund’s investment results are measured based upon the daily NAV of the fund. Investors purchasing and selling shares in the secondary market may not experience investment results consistent with those experienced by those APs creating and redeeming shares directly with the fund at NAV. In addition, transactions by large shareholders may account for a large percentage of the trading volume on the exchange and may, therefore, have a material effect on the market price of the fund’s shares.
Authorized Participant concentration risk. The fund may have a limited number of financial institutions that may act as Authorized Participants (“APs”). Only APs who have entered into agreements with the fund’s distributor may engage in creation or redemption transactions directly with the fund (as described in the section of this Prospectus entitled “Buying and Selling Shares”). If those APs exit the business or are unable to process creation and/or redemption orders, (including in situations where APs have limited or diminished access to capital required to post collateral) and no other AP is able to step forward to create and redeem in either of these cases, shares may trade at a discount to NAV like closed-end fund shares and may even face delisting (that is, investors would no longer be able to trade shares in the secondary market).
Operational and technology risk. Cyber-attacks, disruptions, or failures that affect the fund’s service providers, index provider or counterparties, issuers of securities held by the fund, or other market participants may adversely affect the fund and its shareholders, including by causing losses for the fund or impairing fund operations. For example, the fund’s or its service providers’ or index provider’s assets or sensitive or confidential information may be misappropriated, data may be corrupted and operations may be disrupted (e.g., cyber-attacks, operational failures or broader disruptions may cause the release of private shareholder information or confidential fund information, interfere with the processing of shareholder transactions, impact the ability to calculate the fund’s net asset value and impede trading). Market events and disruptions also may trigger a volume of transactions that overloads current information technology and communication systems and processes, impacting the ability to conduct the fund’s operations.
While the fund and its service providers or index provider may establish business continuity and other plans and processes that seek to address the possibility of and fallout from cyber-attacks, disruptions or failures, there are inherent limitations in such plans and systems, including that they do not apply to third parties, such as fund counterparties, issuers of securities held by the fund or other market participants, as well as the possibility that certain risks have not been identified or that unknown threats may emerge in the future and there is no assurance that such plans and processes will be effective. Among other situations, disruptions (for example, pandemics or health crises) that cause prolonged periods of remote work or significant employee absences at the fund’s service providers or index provider could impact the ability to conduct the fund’s operations. In addition, the fund cannot directly control any cybersecurity plans and systems put in place by its service providers, index provider, fund counterparties, issuers of securities held by the fund or other market participants.
Cyber-attacks may include unauthorized attempts by third parties to improperly access, modify, disrupt the operations of, or prevent access to the systems of the fund’s service providers, index provider or counterparties, issuers of securities held by the fund or other market participants or data within them. In addition, power or communications outages, acts of god, information technology equipment malfunctions, operational errors, and inaccuracies within software or data processing systems may also disrupt business operations or impact critical data.
Cyber-attacks, disruptions, or failures may adversely affect the fund and its shareholders or cause reputational damage and subject the fund to regulatory fines, litigation costs, penalties or financial losses, reimbursement or other compensation costs, and/or additional compliance costs. In addition, cyber-attacks, disruptions, or failures involving a fund counterparty could affect such counterparty’s ability to meet its obligations to the fund, which may result in losses to the fund and its shareholders. Similar types of operational and technology risks are also present for issuers of securities held by the fund, which could have material adverse consequences for such issuers, and may cause the fund’s investments to lose value. Furthermore, as a result of cyber-attacks, disruptions, or failures, an exchange or market may close or issue trading halts on specific securities or the entire market, which may result in the fund being, among other things, unable to buy or sell certain securities or financial instruments or unable to accurately price its investments.
For example, the fund relies on various sources to calculate its NAV. Therefore, the fund is subject to certain operational risks associated with reliance on third party service providers and data sources. NAV calculation may be impacted by operational risks arising from factors such as failures in systems and technology. Such failures may result in delays in the calculation of the fund’s NAV and/or the inability to calculate NAV over extended time periods. The fund may be unable to recover any losses associated with such failures.
Securities lending risk. Securities lending involves the risk that the fund may lose money because the borrower of the loaned securities fails to return the securities in a timely manner or at all. A delay in the recovery of loaned securities could interfere with the fund’s ability to vote
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proxies or settle transactions. Delayed settlement may limit the ability of the fund to reinvest the proceeds of a sale of securities or prevent the fund from selling securities at times that may be appropriate to track the Underlying Index. The fund could also lose money in the event of a decline in the value of the collateral provided for the loaned securities, or a decline in the value of any investments made with cash collateral or even a loss of rights in the collateral should the borrower of the securities fail financially while holding the securities.
Other Policies and Risks
While the previous pages describe the main points of the fund’s strategy and risks, there are a few other matters to know about:
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Each of the policies described herein, including the investment objective and 80% investment policy of the fund, constitutes a non-fundamental policy that may be changed by the Board without shareholder approval. The fund’s 80% investment policy requires 60 days’ prior written notice to shareholders before it can be changed. Certain fundamental policies of the fund which can only be changed with shareholder approval are set forth in the SAI. Any major changes to the fund could result in significant portfolio turnover and/or significant redemptions from the fund which could raise transaction costs and could result in increased taxable distributions to shareholders and distributions that would be taxable to shareholders at higher federal income tax rates.
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Because the fund seeks to track its Underlying Index, the fund does not invest defensively and the fund will not invest in money market instruments or other short-term investments as part of a temporary defensive strategy to protect against potential market declines.
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The fund may borrow money from a bank up to a limit of 10% of the value of its assets, but only for temporary or emergency purposes.
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From time to time a third party, the Advisor and/or its affiliates may invest in the fund and hold its investment for a specific period of time in order for the fund to achieve size or scale. There can be no assurance that any such entity would not redeem its investment or that the size of the fund would be maintained at such levels. In order to comply with applicable law, it is possible that the Advisor or its affiliates, to the extent they are invested in the fund, may be required to redeem some or all of their ownership interests in the fund prematurely or at an inopportune time.
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Secondary market trading in fund shares may be halted by a stock exchange because of market conditions or other reasons. In addition, trading in fund shares on a stock exchange or in any market may be subject to trading halts caused by extraordinary market volatility pursuant to “circuit breaker” rules on the exchange or market. If a trading halt or unanticipated early closing of a stock exchange occurs, a shareholder may be unable to purchase or sell shares of the fund. There can be no assurance that the requirements necessary to maintain the listing or trading of fund shares will continue to be met or will remain unchanged or that shares will trade with any volume, or at all, in any secondary market. As with all other exchange traded securities, shares may be sold short and may experience increased volatility and price decreases associated with such trading activity.
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From time to time, the fund may have a concentration of shareholder accounts holding a significant percentage of shares outstanding. Investment activities of these shareholders could have a material impact on the fund. For example, the fund may be used as an underlying investment for other registered investment companies.
Portfolio Holdings Information
A description of DBX ETF Trust’s (“Trust”) policies and procedures with respect to the disclosure of the fund’s portfolio securities is available in the fund’s SAI. The holdings of the fund can be found at Xtrackers.com. Fund fact sheets provide information regarding the fund’s top holdings and may be requested by calling 1-844-851-4255.
Who Manages and Oversees the Fund
The Investment Advisor
DBX Advisors LLC (“Advisor”), with headquarters at 875 Third Avenue, New York, NY 10022, is the investment advisor for the fund. Under the oversight of the Board, the Advisor makes the investment decisions, buys and sells securities for the fund.
The Advisor is an indirect, wholly-owned subsidiary of DWS Group GmbH & Co. KGaA (“DWS Group”), a separate, publicly-listed financial services firm that is an indirect, majority-owned subsidiary of Deutsche Bank AG. Founded in 2010, the Advisor managed approximately $28.9 billion in 43 operational exchange-traded funds, as of December 31, 2025.
DWS represents the asset management activities conducted by DWS Group or any of its subsidiaries, including the Advisor and other affiliated investment advisors.
DWS is a global organization that offers a wide range of investing expertise and resources, including hundreds of portfolio managers and analysts and an office network that reaches the world’s major investment centers. This well- resourced global investment platform brings together a wide variety of experience and investment insight across industries, regions, asset classes and investing styles.
The Advisor may utilize the resources of its global investment platform to provide investment management services through branch offices or affiliates located outside the US. In some cases, the Advisor may also utilize its branch offices or affiliates located in the US or outside the US to perform certain services, such as trade execution,
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trade matching and settlement, or various administrative, back-office or other services. To the extent services are performed outside the US, such activity may be subject to both US and foreign regulation. It is possible that the jurisdiction in which the Advisor or its affiliate performs such services may impose restrictions or limitations on portfolio transactions that are different from, and in addition to, those in the US.
Management Fee. Under the Investment Advisory Agreement, the Advisor is responsible for substantially all expenses of the fund, including the cost of transfer agency, custody, fund administration, compensation paid to the Independent Board Members, legal, audit and other services, except for the fee payments to the Advisor under the Investment Advisory Agreement (also known as a “unitary advisory fee”), interest expense, acquired fund fees and expenses, taxes, brokerage expenses, distribution fees or expenses (if any), litigation expenses and other extraordinary expenses.
For its services to the fund, the Advisor receives an aggregate unitary advisory fee at the following annual rate as a percentage of the fund’s average daily net assets.
Fund Name	Fee
Xtrackers Europe Defense Technologies ETF	0.35%
A discussion regarding the basis for the Board's approval of the fund’s Investment Advisory Agreement will be contained in the fund’s financial statements and other information report. For information on how to obtain this report and other fund reports, see the back cover.
Multi-Manager Structure. The Advisor and the Trust may rely on an exemptive order (the “Order”) from the SEC that permits the Advisor to enter into investment sub-advisory agreements with unaffiliated and affiliated subadvisors without obtaining shareholder approval. The Advisor, subject to the review and approval of the Board, selects subadvisors for the fund and supervises, monitors and evaluates the performance of the subadvisor.
The Order also permits the Advisor, subject to the approval of the Board, to replace subadvisors and amend investment subadvisory agreements, including fees, without shareholder approval whenever the Advisor and the Board believe such action will benefit the fund and its shareholders. The Advisor thus has the ultimate responsibility (subject to the ultimate oversight of the Board) to recommend the hiring and replacement of subadvisors as well as the discretion to terminate any subadvisor and reallocate the fund’s assets for management among any other subadvisor(s) and itself. This means that the Advisor is able to reduce the subadvisory fees and retain a larger portion of the management fee, or increase the subadvisory fees and retain a smaller portion of the management fee. Pursuant to the Order, the Advisor is not required to disclose its contractual fee arrangements with any subadvisor. The Advisor compensates the subadvisor out of its management fee. The fund's sole initial shareholder approved the multi-manager structure described herein.
Management
The following Portfolio Managers are jointly and primarily responsible for the day-to-day management of the fund. Each Portfolio Manager functions as a member of a portfolio management team.
Patrick Dwyer, Vice President of DBX Advisors LLC, Director and Senior Portfolio Engineer & Team Lead, Xtrackers, of DWS Investment Management Americas, Inc. Portfolio Manager of the fund. Began managing the fund in 2026.
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Joined DWS in 2016 with 16 years of industry experience. Prior to joining DWS, he was the head of Northern Trust’s Equity Index, ETF, and Overlay portfolio management team in Chicago, managing portfolios for North American based clients. His time at Northern Trust included working in New York, Chicago, and in Hong Kong building a portfolio management desk. Prior to joining Northern Trust in 2003, he participated in the Deutsche Asset Management graduate training program. He rotated through the domestic fixed income and US structured equity fund management groups.
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Lead Equity Portfolio Manager, US Passive Equities: New York.
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BS in Finance, Rutgers University.
Shlomo Bassous, Vice President of DBX Advisors LLC, Director and Senior Portfolio Engineer, Xtrackers, of DWS Investment Management Americas, Inc. Portfolio Manager of the fund. Began managing the fund in 2026.
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Joined DWS in 2017 with 12 years of industry experience. Prior to joining DWS, he served as Portfolio Manager at Northern Trust Asset Management where he managed equity portfolios across a variety of global benchmarks. While at Northern Trust, he spent several years in Chicago, London and Hong Kong where he managed portfolios on behalf of institutional clients in North America, Europe, the Middle East and Asia. Before joining Northern Trust in 2007, he worked at The Bank of New York Mellon and Morgan Stanley in a variety of roles supporting equity trading and portfolio management.
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Portfolio Manager for Equities, Passive Asset Management: New York.
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BS in Finance, Sy Syms School of Business, Yeshiva University.
Ashif Shaikh, Vice President of DBX Advisors LLC, Vice President and Portfolio Engineer, Xtrackers, of DWS Investment Management Americas, Inc. Portfolio Manager of the fund. Began managing the fund in 2026.
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Joined DWS in 2008 with six years of industry experience. Prior to joining DWS, Mr. Shaikh served in operations and technology roles at UBS and Prudential Financial.
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Portfolio Engineer, Xtrackers: New York.
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BS in Management Information Systems, New Jersey Institute of Technology; MBA, Rutgers University.
Daniel Park, Vice President of DBX Advisors LLC, Vice President and Portfolio Engineer, Xtrackers, of DWS Investment Management Americas, Inc. Portfolio Manager of the fund. Began managing the fund in 2026.
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Joined DWS in 2014. Prior to managing the fund, he served as a Portfolio Manager on DWS’s Multi-Asset Solutions team.
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Portfolio Engineer, Xtrackers: New York.
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BA in Economics, University of Bonn; MSc in International Business, Maastricht University.
The fund’s Statement of Additional Information provides additional information about a portfolio manager’s investments in the fund, a description of the portfolio management compensation structure and information regarding other accounts managed.
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Investing in the Fund
Additional shareholder information, including how to buy and sell shares of the fund, is available free of charge by calling toll-free: 1-844-851-4255 or visiting our website at Xtrackers.com.
Buying and Selling Shares
Shares of the fund are listed for trading on a national securities exchange during the trading day. Shares can be bought and sold throughout the trading day at market prices like shares of other publicly-traded companies. The Trust does not impose any minimum investment for shares of the fund purchased on an exchange. Buying or selling fund shares involves two types of costs that may apply to all securities transactions. When buying or selling shares of the fund through a broker, you will likely incur a brokerage commission or other charges determined by your broker. In addition, you may incur the cost of the “spread” – that is, any difference between the bid price and the ask price. The commission is frequently a fixed amount and may be a significant proportional cost for investors seeking to buy or sell small amounts of shares. The spread varies over time for shares of the fund based on its trading volume and market liquidity, and is generally lower if the fund has a lot of trading volume and market liquidity and higher if the fund has little trading volume and market liquidity.
Shares of the fund may be acquired or redeemed directly from the fund only in Creation Units or multiples thereof, as discussed in the section of this Prospectus entitled “Creations and Redemptions.” Only an AP may engage in creation or redemption transactions directly with the fund. Once created, shares of the fund generally trade in the secondary market in amounts less than a Creation Unit.
The Board has evaluated the risks of market timing activities by the fund’s shareholders. The Board noted that shares of the fund can only be purchased and redeemed directly from the fund in Creation Units by APs and that the vast majority of trading in the fund’s shares occurs on the secondary market. Because the secondary market trades do not involve the fund directly, it is unlikely those trades would cause many of the harmful effects of market timing, including dilution, disruption of portfolio management, increases in the fund’s trading costs and the realization of capital gains. With regard to the purchase or redemption of
Creation Units directly with the fund, to the extent effected in-kind (i.e., for securities), such trades do not cause any of the harmful effects (as previously noted) that may result from frequent cash trades. To the extent trades are effected in whole or in part in cash, the Board noted that such trades could result in dilution to the fund and increased transaction costs, which could negatively impact the fund’s ability to achieve its investment objective. However, the Board noted that direct trading by APs is critical to ensuring that the fund’s shares trade at or close to NAV. In addition, the fund imposes both fixed and variable transaction fees on purchases and redemptions of fund shares to cover the custodial and other costs incurred by the fund in effecting trades. These fees increase if an investor substitutes cash in part or in whole for securities, reflecting the fact that the fund’s trading costs increase in those circumstances. Given this structure, the Board determined that with respect to the fund it is not necessary to adopt policies and procedures to detect and deter market timing of the fund’s shares.
Investments in the fund by other registered investment companies are subject to certain limitations imposed by the 1940 Act. Such registered investment companies may invest in the fund beyond the applicable limitations imposed by the 1940 Act pursuant to the terms and conditions of a rule enacted by the SEC, which includes a requirement that such registered investment companies enter into an agreement with the Trust.
Shares of the fund trade on the exchange and under the ticker symbol as shown in the table below.
Fund name	Ticker Symbol	Stock Exchange
Xtrackers Europe Defense Technologies ETF	XDEF	NASDAQ
Book Entry
Shares of the fund are held in book-entry form, which means that no stock certificates are issued. The Depository Trust Company (“DTC”) or its nominee is the record owner of all outstanding shares of the fund and is recognized as the owner of all shares for all purposes.
Investors owning shares of the fund are beneficial owners as shown on the records of DTC or its participants. DTC serves as the securities depository for shares of the fund.
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DTC participants include securities brokers and dealers, banks, trust companies, clearing corporations and other institutions that directly or indirectly maintain a custodial relationship with DTC. As a beneficial owner of shares, you are not entitled to receive physical delivery of stock certificates or to have shares registered in your name, and you are not considered a registered owner of shares. Therefore, to exercise any right as an owner of shares, you must rely upon the procedures of DTC and its participants. These procedures are the same as those that apply to any other securities that you hold in book-entry or “street name” form.
Share Prices
The trading prices of the fund’s shares in the secondary market generally differ from the fund’s daily NAV per share and are affected by market forces such as supply and demand, economic conditions and other factors. Information regarding the intraday value of shares of the fund, also known as the “indicative optimized portfolio value” (“IOPV”), is disseminated every 15 seconds throughout the trading day by the national securities exchange on which the fund’s shares are listed or by market data vendors or other information providers. The IOPV is based on the current market value of the securities and/or cash required to be deposited in exchange for a Creation Unit. The IOPV does not necessarily reflect the precise composition of the current portfolio of securities held by the fund at a particular point in time nor the best possible valuation of the current portfolio. Therefore, the IOPV should not be viewed as a “real-time” update of the NAV, which is computed only once a day. The IOPV is generally determined by using both current market quotations and/or price quotations obtained from broker-dealers that may trade in the portfolio securities held by the fund. The quotations of certain fund holdings may not be updated during US trading hours if such holdings do not trade in the US. The fund is not involved in, or responsible for, the calculation or dissemination of the IOPV and makes no representation or warranty as to its accuracy.
Determination of Net Asset Value
The NAV of the fund is generally determined once daily Monday through Friday as of the regularly scheduled close of business of the New York Stock Exchange (“NYSE”) (normally 4:00 p.m., Eastern time) on each day that the NYSE is open for trading, provided that (a) any fund assets or liabilities denominated in currencies other than the US dollar are translated into US dollars at the prevailing market rates on the date of valuation as quoted by one or more data service providers (as detailed below) and (b) US fixed-income assets may be valued as of the announced closing time for trading in fixed-income instruments in a particular market or exchange. NAV is calculated by deducting all of the fund’s liabilities from the total value of its assets and dividing the result by the number of shares outstanding, rounding to the nearest cent. All valuations are subject to review by the Trust’s Board or its delegate.
The Trust’s Board has designated the Advisor as the valuation designee for the fund pursuant to Rule 2a-5 under the 1940 Act. The Advisor’s Pricing Committee typically values securities using readily available market quotations or prices supplied by independent pricing services (which are considered fair values under Rule 2a-5).
The Advisor has adopted and the Trust's Board has approved fair valuation procedures for the fund. Under these fair valuation procedures, the Advisor provides methodologies for fair valuing securities when pricing service prices or market quotations are not readily available, including when a security’s value or a meaningful portion of the value of the fund’s portfolio is believed to have been materially affected by a significant event such as a natural disaster, an economic event like a bankruptcy filing, or a substantial fluctuation in domestic or foreign markets that has occurred between the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market) and the close of the New York Stock Exchange. In such a case, the fund’s value for a security is likely to be different from the last quoted market price or pricing service prices. Due to the subjective and variable nature of fair value pricing, it is possible that the value determined for a particular asset may be materially different from the value realized upon such asset’s sale. In addition, fair value pricing could result in a difference between the prices used to calculate the fund’s NAV and the prices used by the fund’s Underlying Index. This may adversely affect the fund’s ability to track its Underlying Index. With respect to securities that are primarily listed on foreign exchanges, the value of the fund’s portfolio securities may change on days when you will not be able to purchase or sell your shares.
Foreign currency exchange rates with respect to the fund’s non-US securities are generally determined as of 4:00 p.m., London time. As the respective international local markets close, the market value of the deposit securities will continue to be updated for foreign exchange rates for the remainder of the US trading day at the prescribed 15 second intervals. The value of the Underlying Index will not be calculated and disseminated intra-day. The value and return of the Underlying Index is calculated once each trading day by the Index Provider based on prices received from the respective international local markets. Use of a rate different from the rate used by the Index Provider (to the extent the Index Provider calculates a US dollar value for the Underlying Index) may adversely affect the fund’s ability to track its Underlying Index.
Creations and Redemptions
Prior to trading in the secondary market, shares of the fund are “created” at NAV by market makers, large investors and institutions only in block-size Creation Units of [XX,XXX] shares or multiples thereof (“Creation Units”). The size of a Creation Unit will be subject to change. Each “creator” or AP (which must be a DTC participant) enters
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into an authorized participant agreement (“Authorized Participant Agreement”) with the fund's distributor, ALPS Distributors, Inc. (the “Distributor”), subject to acceptance by the Transfer Agent. Only an AP may create or redeem Creation Units. Creation Units generally are issued and redeemed in exchange for a specific basket of securities approximating the holdings of a fund and a designated amount of cash. The fund may pay out a portion of its redemption proceeds in cash rather than through the in-kind delivery of portfolio securities. Except when aggregated in Creation Units, shares are not redeemable by the fund. The prices at which creations and redemptions occur are based on the next calculation of NAV after an order is received in a form described in the Authorized Participant Agreement.
Additional information about the procedures regarding creation and redemption of Creation Units (including the cut-off times for receipt of creation and redemption orders) is included in the SAI.
The fund intends to comply with the US federal securities laws in accepting securities for deposits and satisfying redemptions with redemption securities, including that the securities accepted for deposits and the securities used to satisfy redemption requests will be sold in transactions that would be exempt from registration under the Securities Act of 1933, as amended (“1933 Act”). Further, an AP that is not a “qualified institutional buyer,” as such term is defined under Rule 144A under the 1933 Act, will not be able to receive fund securities that are restricted securities eligible for resale under Rule 144A.
Authorized Participants and the Continuous Offering of Shares
Because new shares may be created and issued on an ongoing basis, at any point during the life of the fund a “distribution,” as such term is used in the 1933 Act, may be occurring. Broker-dealers and other persons are cautioned that some activities on their part may, depending on the circumstances, result in their being deemed participants in a distribution in a manner that could render them statutory underwriters and subject to the prospectus delivery and liability provisions of the 1933 Act. Any determination of whether one is an underwriter must take into account all the relevant facts and circumstances of each particular case.
Broker-dealers should also note that dealers who are not “underwriters” but are participating in a distribution (as contrasted to ordinary secondary transactions), and thus dealing with shares that are part of an “unsold allotment” within the meaning of Section 4(a)(3)(C) of the 1933 Act, would be unable to take advantage of the prospectus delivery exemption provided by Section 4(a)(3) of the 1933 Act. For delivery of prospectuses to exchange members, the prospectus delivery mechanism of Rule 153 under the 1933 Act is available only with respect to transactions on a national securities exchange.
Certain affiliates of the fund and the Advisor may purchase and resell fund shares pursuant to this Prospectus.
Transaction Fees
APs are charged standard creation and redemption transaction fees to offset transfer and other transaction costs associated with the issuance and redemption of Creation Units. Purchasers and redeemers of Creation Units for cash are required to pay an additional variable charge (up to a maximum of 2% for redemptions, including the standard redemption fee) to compensate for brokerage and market impact expenses. The standard creation and redemption transaction fee for the fund is set forth in the table below. The maximum redemption fee, as a percentage of the amount redeemed, is 2%.
Fund Name	Fee
Xtrackers Europe Defense Technologies ETF	[$___]
If a purchase or redemption consists of a cash portion and the fund places a brokerage transaction to purchase portfolio securities with an AP (or an affiliated or unaffiliated broker-dealer that is engaged through the AP), the AP may be required, in its capacity as broker-dealer with respect to that transaction, to cover certain brokerage, tax, foreign exchange, execution, and price movement costs through an execution performance guarantee, as described in the SAI.
Dividends and Distributions
General Policies. Dividends from net investment income, if any, are generally declared and paid quarterly by the fund. Distributions of net capital gains, if any, generally are declared and paid once a year, but the Trust may make distributions on a more frequent basis for the fund. The Trust reserves the right to declare special distributions if, in its reasonable discretion, such action is necessary or advisable to preserve the fund’s status as a regulated investment company (“RIC”) or to avoid imposition of income or excise taxes on undistributed income or gains.
Dividends and other distributions on shares of the fund are distributed on a pro rata basis to beneficial owners of such shares. Dividend payments are made through DTC participants and indirect participants to beneficial owners as of the record date with proceeds received from the fund.
Dividend Reinvestment Service. No dividend reinvestment service is provided by the Trust. Broker-dealers may make available the DTC book-entry Dividend Reinvestment Service for use by beneficial owners of the fund for reinvestment of their dividend distributions. Beneficial owners should contact their broker to determine the availability and costs of the service and the details of participation therein. Brokers may require beneficial owners to adhere to specific procedures and timetables. If this service is available and used, dividend distributions of both income
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and realized gains will be automatically reinvested in additional whole shares of the fund purchased in the secondary market. Taxable dividend distributions will be subject to US federal income tax whether received in cash or reinvested in additional shares.
Taxes
As with any investment, you should consider how your investment in shares of the fund will be taxed. The US federal income tax information in this Prospectus is provided as general information only. You should consult your own tax professional about the tax consequences of an investment in shares of the fund.
Unless your investment in fund shares is made through a tax-exempt entity or tax-advantaged retirement account, such as an IRA, you need to be aware of the possible tax consequences when the fund makes distributions or you sell fund shares.
US Federal Income Tax on Distributions
Distributions from the fund’s net investment income (other than qualified dividend income), including distributions of income from securities lending and distributions out of the fund’s net short-term capital gains, if any, are taxable to you as ordinary income for US federal income tax purposes. Distributions by the fund of net long-term capital gains in excess of net short-term capital losses (capital gain dividends) are taxable for US federal income tax purposes to non-corporate shareholders as long-term capital gains, regardless of how long the shareholders have held the fund’s shares. Distributions by the fund of qualified dividend income that it receives are taxable to non-corporate shareholders at long-term capital gain rates. The maximum individual US federal income tax rate applicable to “qualified dividend income” and long-term capital gains is 20%. As discussed below, an additional 3.8% Medicare tax may also apply to certain non-corporate shareholders’ distributions from the fund.
A non-corporate shareholder may be eligible to treat qualified dividend income received by the fund as qualified dividend income when distributed to the non-corporate shareholder if the shareholder satisfies certain holding period and other requirements. Generally, qualified dividend income includes dividend income from taxable US corporations and qualified non-US corporations, provided that the fund satisfies certain holding period and other requirements in respect of the stock of such corporations and has not hedged its position in the stock in certain ways. For this purpose, a qualified non-US corporation means any non-US corporation that is incorporated in a possession of the United States or eligible for benefits under a comprehensive income tax treaty with the United States which includes an exchange of information program or if the stock with respect to which the dividend was paid is readily tradable on an established United States security market. The term excludes a corporation that is a passive foreign investment company.
For a dividend to be treated as qualified dividend income, the dividend must be received with respect to a share of stock held without being hedged by the fund, and to a share of the fund held without being hedged by the shareholder receiving the dividend, for 61 days during the 121-day period beginning on the date which is 60 days before the date on which such share becomes ex-dividend with respect to such dividend or in the case of certain preferred stock 91 days during the 181-day period beginning 90 days before such date.
The fund's use of derivatives, if any, may affect the amount, timing and character of distributions to shareholders and, therefore, may increase the amount of taxes payable by shareholders.
In general, your distributions are subject to US federal income tax for the year when they are paid. Certain distributions actually paid in January, however, may be treated as received and paid on December 31 of the prior year.
Distributions in excess of a fund’s current and accumulated earnings and profits will, as to each shareholder, be treated for US federal income tax purposes as a tax-free return of capital to the extent of the shareholder’s basis in his, her or its shares of the fund, and generally as a capital gain thereafter. Because a return of capital distribution will reduce the shareholder’s cost basis in his, her or its shares, a return of capital distribution may result in a higher capital gain or lower capital loss when those shares on which the distribution was received are sold.
The previous discussion applies to beneficial owners of shares of the fund that are “United States persons” under the Internal Revenue Code of 1986, as amended, other than partnerships and other than investors that are subject to special tax treatment (such as financial institutions, real estate investment trusts, regulated investment companies and retirement plans), except as otherwise specifically provided herein. If you are neither a resident nor a citizen of the United States or if you are a non-US entity, the fund’s ordinary income dividends (including, in certain circumstances, distributions of net short-term capital gains) will generally be subject to a 30% US withholding tax, unless a lower treaty rate applies or unless such income is effectively connected with a US trade or business, provided that withholding tax will generally not apply to any gain or income recognized by a non-US shareholder in respect of any distributions of long-term capital gains or upon the sale or other disposition of shares of the fund unless the non-US shareholder is present in the United States for 183 days or more during the taxable year.
Dividends and interest received by the fund with respect to non-US securities may give rise to withholding and other taxes imposed by non-US countries. Tax conventions between certain countries and the United States may reduce or eliminate such taxes. If more than 50% of the total assets of the fund at the close of a year consists of non-US stocks or securities, the fund may for US federal income tax purposes “pass through” to you certain
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non-US income taxes (including withholding taxes) paid by the fund. This means that you would be considered to have received as additional gross income your share of such non-US taxes, but you may, in such case, be entitled to either a corresponding tax deduction or credit in calculating your US federal income tax, subject in both cases to certain limitations.
If you are a resident or a citizen of the United States, by law, back-up withholding (currently at a rate of 24%) will apply to your distributions and proceeds if you have not provided a taxpayer identification number or social security number and made other required certifications or if you are otherwise subject to back-up withholding.
US Federal Income Tax when Shares are Sold
Currently, any capital gain or loss realized upon a sale of fund shares is generally treated as a long-term gain or loss if the shares have been held for more than one year. Any capital gain or loss realized upon a sale of fund shares held for one year or less is generally treated as short-term gain or loss, except that any capital loss on the sale of shares held for six months or less is treated as long-term capital loss to the extent that capital gain dividends were paid (or treated as paid) with respect to such shares. Your ability to deduct capital losses may be limited.
Medicare Tax
An additional 3.8% Medicare tax is imposed on certain net investment income (including ordinary dividends and capital gain distributions received from the fund and net gains from redemptions or other taxable dispositions of fund shares) of US individuals, estates and trusts to the extent that such person’s “modified adjusted gross income” (in the case of an individual) or “adjusted gross income” (in the case of an estate or trust) exceeds certain threshold amounts.
The foregoing discussion summarizes some of the consequences under current US federal income tax law of an investment in the fund. It is not a substitute for personal tax advice. You may also be subject to state, local and foreign, as applicable taxation on fund distributions and sales of shares. Consult your personal tax advisor about the potential tax consequences of an investment in shares of the fund under all applicable tax laws.
Distribution
The Distributor distributes Creation Units for the fund on an agency basis. The Distributor does not maintain a secondary market in shares of the fund. The Distributor has no role in determining the policies of the fund or the securities that are purchased or sold by the fund. The Distributor’s principal address is 1290 Broadway, Suite 1000, Denver, Colorado 80203.
The Advisor and/or its affiliates may pay additional compensation, out of their own assets and not as an additional charge to the fund, to selected affiliated and unaffiliated brokers, dealers, participating insurance companies or other financial intermediaries (“financial representatives”) in connection with the sale and/or distribution of fund shares or the retention and/or servicing of fund investors and fund shares (“revenue sharing”). For example, the Advisor and/or its affiliates may compensate financial representatives for providing the fund with “shelf space” or access to a third party platform or fund offering list or other marketing programs, including, without limitation, inclusion of the fund on preferred or recommended sales lists, fund “supermarket” platforms and other formal sales programs; granting the Advisor and/or its affiliates access to the financial representative’s sales force; granting the Advisor and/or its affiliates access to the financial representative’s conferences and meetings; assistance in training and educating the financial representative’s personnel; and obtaining other forms of marketing support.
The level of revenue sharing payments made to financial representatives may be a fixed fee or based upon one or more of the following factors: gross sales, current assets and/or number of accounts of the fund attributable to the financial representative, the particular fund or fund type or other measures as agreed to by the Advisor and/or its affiliates and the financial representatives or any combination thereof. The amount of these revenue sharing payments is determined at the discretion of the Advisor and/or its affiliates from time to time, may be substantial, and may be different for different financial representatives based on, for example, the nature of the services provided by the financial representative.
Receipt of, or the prospect of receiving, additional compensation may influence your financial representative’s recommendation of the fund. You should review your financial representative’s compensation disclosure and/or talk to your financial representative to obtain more information on how this compensation may have influenced your financial representative’s recommendation of the fund. Additional information regarding these revenue sharing payments is included in the fund’s Statement of Additional Information, which is available to you on request at no charge (see the back cover of this Prospectus for more information on how to request a copy of the Statement of Additional Information).
It is possible that broker-dealers that execute portfolio transactions for the fund will also sell shares of the fund to their customers. However, the Advisor will not consider the sale of fund shares as a factor in the selection of broker-dealers to execute portfolio transactions for the fund. Accordingly, the Advisor has implemented policies and procedures reasonably designed to prevent its traders from considering sales of fund shares as a factor in the selection of broker-dealers to execute portfolio transactions for the fund. In addition, the Advisor and/or its affiliates will not use fund brokerage to pay for their obligation to provide additional compensation to financial representatives as described above.
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Premium/Discount Information
Information regarding how often shares of the fund traded on the NASDAQ Stock Market at a price above (i.e., at a premium) or below (i.e., at a discount) the NAV of the fund can be found at Xtrackers.com (the website does not form a part of this prospectus).
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Financial Highlights
Because the fund is newly offered, financial highlights information is not available.
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Appendix
Index Provider and License
STOXX Ltd. (“STOXX”) is a provider of indexes and services to investors worldwide. STOXX is not affiliated with the Trust, the Advisor, Bank of New York Mellon, the Distributor or any of their respective affiliates.
The Advisor has entered into a license agreement with the Index Provider to use the Underlying Index. All license fees are paid by the Advisor out of its own resources and not the assets of the fund.
Disclaimers
The STOXX® Europe Total Market Defence, Space and Cybersecurity Innovation 50-25 Index is the intellectual property (including registered trademarks) of STOXX Ltd., Zug, Switzerland (“STOXX”), Deutsche Börse Group or their licensors, which is used under license. Xtrackers Europe Defense Technologies ETF is neither sponsored nor promoted, distributed or in any other manner supported by STOXX, Deutsche Börse Group or their licensors, research partners or data providers and STOXX, Deutsche Börse Group and their licensors, research partners or data providers do not give any warranty, and exclude any liability (whether in negligence or otherwise) with respect thereto generally or specifically in relation to any errors, omissions or interruptions in the Index or its data.
Shares of the fund are not sponsored, endorsed or promoted by The Nasdaq Stock Exchange, LLC (“The Nasdaq Stock Exchange”). The Nasdaq Stock Exchange makes no representation or warranty, express or implied, to the owners of the shares of the fund or any member of the public regarding the ability of the fund to track the total return performance of the Underlying Index or the ability of the Underlying Index to track stock market performance. The Nasdaq Stock Exchange is not responsible for, nor has it participated in, the determination of the compilation or the calculation of the Underlying Index, nor in the determination of the timing of, prices of, or quantities of shares of the fund to be issued, nor in the determination or calculation of the equation by which the shares are redeemable. The Nasdaq Stock Exchange has no obligation or liability to owners of the shares of the fund in connection with the administration, marketing or trading of the shares of the fund.
The Nasdaq Stock Exchange does not guarantee the accuracy and/or the completeness of the Underlying Index or any data included therein. The Nasdaq Stock Exchange makes no warranty, express or implied, as to results to be obtained by the Trust on behalf of the fund as licensee, licensee’s customers and counterparties, owners of the shares of the fund, or any other person or entity from the use of the Underlying Index or any data included therein in connection with the rights licensed as described herein or for any other use. The Nasdaq Stock Exchange makes no express or implied warranties and hereby expressly disclaims all warranties of merchantability or fitness for a particular purpose with respect to the Underlying Index or any data included therein. Without limiting any of the foregoing, in no event shall The Nasdaq Stock Exchange have any liability for any direct, indirect, special, punitive, consequential or any other damages (including lost profits) even if notified of the possibility of such damages.
The Advisor does not guarantee the accuracy or the completeness of the Underlying Index or any data included therein and the Advisor shall have no liability for any errors, omissions or interruptions therein.
The Advisor makes no warranty, express or implied, to the owners of shares of the fund or to any other person or entity, as to results to be obtained by the fund from the use of the Underlying Index or any data included therein. The Advisor makes no express or implied warranties and expressly disclaims all warranties of merchantability or fitness for a particular purpose or use with respect to the Underlying Index or any data included therein. Without limiting any of the foregoing, in no event shall the Advisor have any liability for any special, punitive, direct, indirect or consequential damages (including lost profits), even if notified of the possibility of such damages.
Prospectus January 27, 2026	29	Appendix

FOR MORE INFORMATION:
XTRACKERS.COM
1-844-851-4255
Additional information about the fund's investments is available in the fund's annual and semi-annual reports to shareholders and in Form N-CSR. In the annual report, you will find a discussion of the market conditions and investment strategies that significantly affected fund performance during its last fiscal year. In Form N-CSR, you will find the fund's annual and semi-annual financial statements. Copies of the prospectus, SAI and recent shareholder and other fund reports, when available, can be found on our website at Xtrackers.com. For more information about the fund, you may request a copy of the SAI. The SAI provides detailed information about the fund and is incorporated by reference into this prospectus. This means that the SAI, for legal purposes, is a part of this prospectus.
If you have any questions about the Trust or shares of the fund or you wish to obtain the SAI or a shareholder or other fund report free of charge, please:
Call:	1-844-851-4255 (toll free) Monday through Friday 8:30 a.m. to 6:30 p.m. (Eastern time) E-mail: dbxquestions@list.db.com
Write:	DBX ETF Trust c/o ALPS Distributors, Inc. 1290 Broadway, Suite 1000 Denver, Colorado 80203
Information about the fund (including the SAI), reports and other information about the fund (such as fund financial statements) are available on our website at Xtrackers.com and on the EDGAR Database on the SEC’s website at sec.gov, and copies of this information may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov. The fund's recent shareholder reports and financial statements are also in the fund's annual and semi-annual filings with the SEC on Form N-CSR, which are available on the EDGAR Database on the SEC's website at sec.gov.
Householding is an option available to certain fund investors. Householding is a method of delivery, based on the preference of the individual investor, in which a single copy of certain shareholder documents can be delivered to investors who share the same address, even if their accounts are registered under different names. Please contact your broker-dealer if you are interested in enrolling in householding and receiving a single copy of prospectuses and other shareholder documents, or if you are currently enrolled in householding and wish to change your householding status.
No person is authorized to give any information or to make any representations about the fund and its shares not contained in this prospectus and you should not rely on any other information. Read and keep the prospectus for future reference.

Investment Company Act File No.: 811-22487

(01/27/26) XDEF-1